

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-14784

Income Opportunity Realty Investors, Inc.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of Incorporation or organization)	75-2615944 (IRS Employer Identification Number)
1800 Valley View Lane, Suite 300 Dallas, Texas (Address of principal executive offices)	75234 (Zip Code)

(469) 522-4200

Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing sales price of the Common Stock on the American Stock Exchange as of June 30, 2009 (the last business day of the Registrant's most recently completed second fiscal quarter) was $3,825,600 based upon a total of 612,096 shares held as of June 30, 2009 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 25, 2010, there were 4,168,214 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

Table of Contents

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

ertain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform ct of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate", plan", "intend", "expect", "anticipate", "believe" and similar expressions are intended to identify forward-looking statements. The rward-looking statements are found at various places throughout this Report and in the documents incorporated herein by ference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we n give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or rojections contained in any forward-looking statements are described under Part I, Item 1A. "Risk Factors."

PART I

TEM 1. *BUSINESS*

As used herein, the terms "IOT," "the Company," "We," "Our," or "Us" refer to Income Opportunity Realty Investors, Inc., a Nevada rporation, individually or together with its subsidiaries. Income Opportunity Realty Investors, Inc. is the successor to a California business ust organized on December 14, 1984, which commenced operations on April 10, 1985.

On July 17, 2009, Transcontinental Realty Investors, Inc. ("TCI"), acquired from Syntek West, Inc., ("SWI"), 2,518,934 shares of mmon stock, par value $0.01 per share of Income Opportunity Realty Investors, Inc. ("IOT") at an aggregate price of $17,884,431 pproximately $7.10 per share), the full amount of which was paid by TCI through an assumption of an aggregate amount of indebtedness of 7,884,431 of the outstanding balance owed by SWI to IOT. The 2,518,934 shares of IOT common stock acquired by TCI constituted proximately 60.4% of the issued and outstanding common stock of IOT. TCI has owned for several years an aggregate of 1,037,184 shares common stock of IOT (approximately 25% of the issued and outstanding stock). After giving effect to the transaction on July 17, 2009, TCI vns an aggregate of 3,556,118 shares of IOT common stock which constitutes approximately 85.3% of the shares of common stock of IOT itstanding (which is a total of 4,168,214 shares). Shares of IOT are traded on the American Stock Exchange.

SWI served as the Company's external advisor from July 1, 2003 until July 1, 2009. Effective July 1, 2009, the Advisory Agreement and e Cash Management Agreement with SWI was terminated. IOT has engaged Prime Income Asset Management, LLC ("Prime") as our ontractual Advisor under the substantially same terms as under the SWI Agreements. Prime also serves as an Advisor to TCI and American ealty Investors, Inc. ("ARL"). We are an externally advised and managed real estate company. We have no employees. Our principal offices e located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234.

Our primary business is investing in real estate. We divested ourselves of our commercial segment with the sale of the 2010 Valley View fice building and the Parkway Centre retail shopping center in October 2009, resulting in land held for development or sale remaining as our le operating segment. At December 31, 2009, our land consisted of 203.31 acres of land held for future development or sale. All of our land ldings are located in Texas. The principal source of revenue for the Company is interest income on over $36.9 million of note receivables ie from affiliated and/or related parties.

gnificant transactions

The significant transactions that occurred throughout the current year are listed below.

On September 3, 2009, we sold 15.06 acres of Travelers land, located in Farmers Branch, Texas for a sales price of $6.9 million. The operty was sold to a related party; therefore the gain of $4.9 million was deferred and will be recorded upon sale to a third party.

Table of Contents

In October 2009, we sold the 2010 Valley View office building; a 40,666 square foot facility located in Farmers Branch, Texas for a sales price of $3.2 million. We received $1.2 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.0 million. The property was sold to a related party; therefore the gain of $0.8 million was deferred and will be recorded upon sale to a third party. We also sold the Parkway Centre retail shopping center; a 28,374 square foot facility located in Dallas, Texas for a sales price of $4.0 million. We received $1.3 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.6 million. The property was sold to a related party; therefore the gain of $0.6 million was deferred and will be recorded upon sale to a third party.

Business Plan

Our business is investing in equity interests in real estate through direct equity investments and partnerships, and financing real estate and real estate related activities through investments in mortgage loans. All of our real estate is located in the southwest region of the continental United States. The land portfolio is currently our sole operating segment.

Our business is not seasonal. Management has determined to pursue a balanced investment strategy, seeking both current income and capital appreciation. With respect to new investments, management's plan of operation is to acquire above average apartment and commercial properties, in keeping with the current class of properties in our real estate portfolio. Management intends to focus on income-producing property acquisitions to maintain a balance between income-producing and non-income-producing properties. Management does not expect that we will seek to fund or acquire additional mortgage loans. We may, however, originate mortgage loans in conjunction with providing purchase money financing of a property acquisition.

Management of the Company

IOT's contractual advisor is Prime, a Nevada limited liability company, the sole member of which is Prime Income Asset Management, Inc. a Nevada corporation ("PIAMI") which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is owned 100% by a Trust known as the May Trust. See also Part III, Item 10. "Directors, Executive Officers and Corporate Governance—The Advisor."

Although the Board of Directors is directly responsible for managing the affairs of the Company and for setting the policies that guide it, the day-to-day operations of the Company are performed by Prime, the contractual advisor under the supervision of the Board. Prime's duties include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investments, acquisitions and sales opportunities, as well as financing and refinancing sources. Prime also serves as a consultant in connection with the Company's business plan and investment decisions made by the Board. IOT has no employees.

Affiliates of Prime provide property management services to IOT. To the extent we own operating properties, Triad Realty Services, LP ("Triad") provides property management services. Triad subcontracts with other entities for the provision of property-level management services to IOT. The general partner of Triad is PIAMI, the sole member of Prime. The limited partner of Triad is HRS Holdings, LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing of IOT's office buildings and the commercial property owned by a real estate partnership, in which IOT and TCI are partners, to Regis Realty I, LLC ("Regis I"), which is owned by HRSHLLC. Regis I is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance".

ompetition

The real estate business is highly competitive and IOT competes with numerous entities engaged in real estate activities (including certain ıtities described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have eater financial resources than those of IOT. Management believes that success against such competition is dependent upon the geographic cation of the property; the performance of the property-level managers in areas such as marketing, collection and control of operating :penses; the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors with spect to commercial properties are the ease of access to the property, the adequacy of related facilities, such as parking, and sensitivity to arket conditions in setting rent levels. With respect to apartments, competition is also based upon the design and mix of units and our ability provide a community atmosphere for the tenants. Management believes that beyond general economic circumstances and trends, the rate at hich properties are renovated or the rate new properties are developed in the vicinity of each of our properties also are competitive factors.

To the extent that the Company seeks to sell any of its properties, the sales prices for such properties may be affected by competition om other real estate entities and financial institutions also attempting to sell their properties located in the same areas as well as aggressive ıyers attempting to penetrate or dominate a particular market.

As described above (and in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence") some of the ficers and directors of IOT also serve as officers or directors of certain other entities, such as Prime, PIAMI, ARI and TCI, some of which ıve business objectives similar to those of IOT. Two of IOT's directors also serve as directors of both ARI and TCI. IOT's directors, officers ıd advisor owe fiduciary duties to such other entities as well as to IOT under applicable law. In determining to which entity a particular vestment opportunity will be allocated, the officers, directors and contractual advisors consider the respective investment objectives of each ıtity and the appropriateness of a particular investment in light of each entity's existing real estate and mortgage notes receivable portfolios.) the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity will be located to the entity that has these funds available for investment for the longest period of time, or, if appropriate, the investment may be ared among all or some of such entities. In addition, IOT also competes with other entities, which may have investment objectives similar to)T's and may compete with it in the acquisition, sale, leasing and financing of real estate. In resolving any potential conflicts of interest that ay arise, Prime has informed management that it intends to continue to exercise its best judgment as to what is fair and reasonable under the rcumstances in accordance with applicable law.

ertain Factors Associated with Real Estate and Related Investments

We are subject to all risks incident to ownership and financing of real estate and interests therein, many of which relate to the general iquidity of real estate investments. These risks include, but are not limited to, changes in general or local economic conditions; changes in terest rates and the availability of permanent mortgage financing, which may render the acquisition, sale or refinancing of a property difficult unattractive and which may make debt service burdensome; changes in real estate and zoning laws; increases in real estate taxes; federal or cal economic or rent controls; floods, earthquakes, hurricanes and other acts of God and other factors beyond the control of management. The iquidity of real estate investments also may impair the ability of management to respond promptly to changing circumstances. Management lieves that such risks can be partially mitigated with diversification by geographic region and property type of our real estate portfolio. owever, to the extent property acquisitions are concentrated in any particular geographic region or property type, the advantages of versification may be limited. See Part I, Item 1A. "Risk Factors", for further information regarding risk.

Available Information

IOT's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "IOT". We maintain an internet website at http://www.incomeopp-realty.com . We make available through our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, we have posted the Charters of our Audit Committee, Compensation Committee, and our Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence and other information on our website. These charters and principles are not incorporated in this Report by reference. We will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common stockholders.

ITEM 1A. *FACTORS*
RISK

Risk Factors Related to Our Business

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this report before trading our securities.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting purchasers for our properties and in locating land to develop and properties to acquire.

In our effort to lease our properties, we compete with a broad spectrum of other entities in each of our markets. These competitors include, among others, publicly held REITs, privately held entities and individual property owners. Some of these competitors may be able to offer more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, our operating results could be adversely affected.

We may experience increased operating costs, which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, administrative costs and other costs associated with security and maintenance of our properties. While our current tenants generally are obligated to pay a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or that new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets so as to meet increased expenses without, at the same time, decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service our indebtedness could be adversely affected.

We face risks associated with property acquisitions.

We acquire individual properties and portfolios of properties and intend to continue to do so. Our acquisition activities and their successes are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the purchase price;
- acquired properties may fail to perform as expected;

- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown abilities. As a result, if a liability were asserted against us based upon ownership of those properties, we may be required to pay substantial ıms to settle it, which could adversely affect our cash flow.

Many of our properties are concentrated in our primary markets, and we therefore may suffer economic harm as a result of adverse onditions in those markets.

Our properties are located principally in a specific geographic area in the southwestern United States. Due to the concentration of our operties in this area, performance is dependent on economic conditions. This area has experienced periods of economic decline in the past, ıd may do so in the future.

We are leveraged and we may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2009 of approximately $37.1 million. Substantially all assets have been pledged to secure ebt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of ofitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue her business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of our capital needs, including capital for quisitions and development. The public debt and equity markets are among the sources on which we rely. There is no guarantee that we will e able to access these markets, or any other source of capital. The ability to access the public debt and equity markets depends on a variety of ctors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own properties like ours.

We may suffer adverse effects as a result of the terms of and covenants relating to our indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolios declines. If the economic erformance declines, net income, cash flow from operations and cash available for distribution to stockholders will be reduced. If payments on ebt cannot be made, we could sustain a loss, or in the case of mortgages, suffer foreclosures by mortgagees or suffer judgments. Further, some bligations contain cross-default and/or cross-acceleration provisions, meaning that a default on one obligation may constitute a default on her obligations.

We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance at least a portion of our outstanding debts as they mature. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of our existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity securities, our cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt, which we must maintain. Our continued ability to borrow is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default under credit facilities and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which would adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be impaired. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period we desire or need to sell them, or whether we will be able to sell them at a price that will allow us to fully recoup our investment. We may not be able to realize the full potential value of our assets and we may incur costs related to the early pay-off of the debt secured by such assets.

Our business overall is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- changes in general or local economic conditions—because our real estate assets are concentrated in the southwest, any deterioration in the general economic conditions in any of those states could have an adverse effect on our business and assets in a given state;
- changes in interest rates that may make our ability to satisfy our debt service requirements materially more burdensome;
- lack of availability of financing that may render the purchase, sale or refinancing of a property more difficult or unattractive;

- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control; and
- floods, earthquakes and other similar natural disasters.

ľEM 1B. *STAFF COMMENTS NRESOLVED*

None.

ľEM 2. *PROPERTIES*

On December 31, 2009, our portfolio consisted of 203.3 acres of land held for development or sale. The table below shows information lating to the land owned:

and	Location	Acres
ercer Crossing Multi-Tracts	Farmers Branch, TX	203.3
Total		203.3

ľEM 3. *LEGAL PROCEEDINGS*

The Company and its subsidiaries, from time to time, have been involved in various items of litigation incidental to and in the ordinary ›urse of its business and, in the opinion of management; the outcome of such litigation will not have a material adverse impact upon the ompany's financial condition, results of operations or liquidity.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ľEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Registrant's Annual Meeting of Stockholders occurred on December 10, 2009, for which proxies were solicited pursuant to Regulation 14 ıder the Securities Exchange Act of 1934 (the "Exchange Act"). There was no solicitation in opposition to the management nominees listed in e Proxy Statement and all of such nominees were elected. At the annual meeting, stockholders were asked to consider and vote upon the ection of directors and the ratification of the selection of the independent registered public accounting firm for IOT for the fiscal year ending ecember 31, 2009 and any interim period. With respect to each nominee for election as a director, the following information sets forth the ımber of votes cast for or withheld:

	Shares Voting	
rector	For	Withheld Authority
›bert A. Jakuszewski	3,831,146	12,979
›ter L. Larsen	3,832,806	11,319
›d R. Munselle	3,825,498	18,627
artha C. Stephens	3,832,806	11,319

There were no broker non-votes on the election of directors. All nominees were elected.

With respect to the ratification of Swalm & Associates, P.C., as the independent registered public accountant for the Company for the ›cal year ending December 31, 2009 and any interim period, 3,823,153 votes were received in favor of such proposal, 6,705 votes were ceived against such proposal and 14,267 votes abstained; there were no broker non-votes on this issue.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Company's Common Stock is listed and traded on the AMEX under the symbol "IOT". The following table sets forth the high and low closing sales prices for the Company's Common Stock for each full, quarterly period within the two most recent fiscal years and any subsequent interim period as reported by published financial sources.

	2009		2008	
	High	Low	High	Low
First Quarter	$8.10	$3.60	$ 6.75	$4.74
Second Quarter	$9.83	$3.40	$11.25	$5.01
Third Quarter	$7.97	$4.11	$ 6.49	$4.52
Fourth Quarter	$8.40	$4.08	$10.20	$3.05

On March 25, 2010, the closing sale price of the Company's Common Stock on the AMEX was $5.60 per share. The approximate number of record holders of our common stock at March 25, 2010 was 700.

Performance Graph

The following graph compares the cumulative total stockholder return on shares of Common Stock of the Company with the Dow Jones Industrial Average ("DJ Industrial") and the Dow Jones Real Estate Investment Index ("DJ Real Estate Index"). The comparison assumes that $100 was invested on December 31, 2004, in shares of Common Stock of the Company, and in each of the indices, and further assumes the reinvestment of all distributions. Past performance is not necessarily an indicator of future performance.



200
150
100
50
0
DOLLARS
12/04
12/05
12/06
12/07
12/08
12/09
INCOME OPPORTUNITY REALTY INVESTORS, INC.
DOW JONES INDUSTRIAL
DOW JONES US REAL ESTATE

$100 invested on 12/31/04 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Income Opportunity Realty Investors, Inc.	**$100.00**	**$118.20**	**$124.77**	**$101.31**	**$106.94**	**$157.60**
Dow Jones US Real Estate	**$100.00**	**$ 99.39**	**$115.58**	**$123.02**	**$ 81.39**	**$ 96.71**
Dow Jones Industrial	**$100.00**	**$109.01**	**$145.15**	**$116.33**	**$ 69.18**	**$ 85.32**

No cash dividends on the Company's Common Stock were declared or paid in 2007, 2008 or 2009. Although no express intention or ›licy with respect to the future declaration or payment of cash dividends has been adopted by the Board of Directors, it is unlikely that any .sh dividends on the Company's Common Stock will be declared or paid in 2010.

On December 5, 1989, the governing body of the predecessor of the Company approved a share repurchase program authorizing the purchase of up to a total of 200,000 shares of the predecessor. In June 2000, the Board of Directors of the Company increased the ıthorization to 300,000 shares. With the 3-for-1 forward split of the Company's Common Stock in June 2005, such authorization would be ›propriately increased to 900,000 shares and the number of shares previously purchased would be appropriately increased by the same ratio. uring the three months ended December 31, 2009, no share repurchases occurred. The following table represents shares repurchased during e three months ended December 31, 2009:

riod	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program [(a)]
ılance as of September 30, 2009			810,272	89,728
:tober 31, 2009	—	—	810,272	89,728
›vember 30, 2009	—	—	810,272	89,728
ecember 31, 2009	—	—	810,272	89,728
Total	—			

) On June 23, 2005, the IOT Board of Directors approved a share repurchase program for up to 900,000 shares of our common stock. This repurchase program has no termination date.

ITEM 6. *SELECTED FINANCIAL DATA*

INCOME OPPORTUNITY REALTY INVESTORS, INC.

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except share and per share amounts)				
EARNINGS DATA					
Total operating revenues	$ 246	$ 310	$ 402	$ 503	$ 1,424
Total operating expenses	191	381	222	287	2,450
Operating (loss) income	55	(71)	180	216	(1,026)
Other income (expense)	1,355	5,283	(356)	(587)	2,021
Income (loss) before gain on land sales, minority interest, and taxes	1,410	5,212	(176)	(371)	995
Gain on land sales	—	—	—	—	—
Income tax benefit (expense)	(493)	7,524	(170)	222	—
Net income (loss) from continuing operations	917	12,736	(346)	(149)	995
Net income from discontinuing operations, net of non-controlling interest	3	13,973	(317)	413	310
Net income (loss)	920	26,709	(663)	264	1,305
Net income (loss) attributable to non-controlling interest	—	—	(72)	(92)	72
Net income (loss) applicable to common shares	$ 920	$ 26,709	$ (735)	$ 172	$ 1,377
PER SHARE DATA					
Earnings per share—basic					
Income (loss) from continuing operations	$ 0.22	$ 3.06	$ (0.10)	$ (0.04)	$ 0.26
Discontinued operations	—	3.35	(0.08)	0.08	0.07
Net income (loss) applicable to common shares	$ 0.22	$ 6.41	$ (0.18)	$ 0.04	$ 0.33
Weighted average common share used in computing earnings per share	4,168,214	4,168,264	4,168,414	4,173,675	4,168,035
Earnings per share—diluted					
Income (loss) from continuing operations	$ 0.22	$ 3.06	$ (0.10)	$ (0.04)	$ 0.26
Discontinued operations	—	3.35	(0.08)	0.08	0.07
Net income (loss) applicable to common shares	$ 0.22	$ 6.41	$ (0.18)	$ 0.04	$ 0.33
Weighted average common share used in computing diluted earnings per share	4,168,214	4,168,264	4,168,414	4,173,675	4,168,035

Note: All share data including earnings per share has been adjusted to reflect the 3-for-1 forward split in the form of a 200% stock dividend in May 2005.

BALANCE SHEET DATA	2009	2008	2007	2006	2005
Real estate, net	$ 29,503	$ 36,942	$ 57,603	$ 58,621	$ 30,772
Notes and interest receivable, net	$ 36,992	$ 38,015	$ 27,441	$ 27,777	$ 63,230
Total assets	$ 115,665	$ 115,553	$ 116,307	$ 108,911	$ 99,341
Notes and interest payables	$ 37,080	$ 42,319	$ 69,506	$ 61,546	$ 54,674
Shareholders' equity	$ 71,694	$ 70,774	$ 44,744	$ 45,444	$ 45,180
Book value per share	$ 17.20	$ 16.98	$ 10.73	$ 10.89	$ 10.84

'EM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

This Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not ıly, under the captions "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of ɔerations". We caution investors that any forward-looking statements in this report, or which management may make orally or in writing ɔm time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When ed, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar pressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to ks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, ıcertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying sumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that, while rward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking ıtements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past rward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those pressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the Part I, Item 1A. "Risk Factors".

The risks included here are not exhaustive. Other sections of this report, including Part I, Item 1A. "Risk Factors" include additional ːtors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing vironment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess ǝ impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

We are an externally advised and managed real estate investment company that currently owns land held for development or sale. As of December 31, 2009, we owned or had interests in 203.3 acres of land held for future development or sale.

Our primary source of revenue is from the interest income received on our notes receivable and the rents collected on our commercial properties, and sales of properties.

Significant Transactions

Significant transactions for the year ended December 31, 2009 include the following:

On September 3, 2009, we sold 15.06 acres of Travelers land, located in Farmers Branch, Texas for a sales price of $6.9 million. The property was sold to a related party; therefore the gain of $4.9 million was deferred and will be recorded upon sale to a third party.

In October 2009, we sold the 2010 Valley View office building; a 40,666 square foot facility located in Farmers Branch, Texas for a sales price of $3.2 million. We received $1.2 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.0 million. The property was sold to a related party; therefore the gain of $0.8 million was deferred and will be recorded upon sale to a third party. We also sold the Parkway Centre retail shopping center; a 28,374 square foot facility located in Dallas, Texas for a sales price of $4.0 million. We received $1.3 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.6 million. The property was sold to a related party; therefore the gain of $0.6 million was deferred and will be recorded upon sale to a third party.

Our Board of Directors is responsible for managing the affairs of our Company and for setting the policies which guide the Company. The Company's day-to-day operations are managed by Prime. Prime's duties include, among other things, locating, investigating, evaluating and recommending real estate, mortgage note investment and sales opportunities, as well as financing and refinancing sources. Prime also serves as consultant in connection with our business plan and investment decisions made by the Board.

FASB Accounting Standards Codification

The company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company will no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, the Company will refer to the ASC Codification as the sole source of authoritative literature.

asis of presentation

The accompanying Consolidated Financial Statements include the accounts of the Company, its subsidiaries, generally all of which are holly-owned, and all entities in which the Company has a controlling interest. Arrangements that are not controlled through voting or similar ghts are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", hereby the Company has been determined to be a primary beneficiary of the VIE and meets certain criteria of a sole general partner or anaging member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are nerally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity olders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have oting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support d bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's nancial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not nited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; ur and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the isiness activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future ir values and performance of real estate held by these VIEs and general market conditions.

For entities in which the Company has less than a controlling financial interest or entities where it is not deemed to be the primary neficiary, the entities are accounted for using the equity method of accounting. Accordingly, the Company's share of the net earnings or sses of these entities is included in consolidated net income. IOT's investment in Eton Square is accounted for under the equity method.

eal estate, depreciation, and impairment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are pitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the operties (buildings and improvements – 20-40 years; furniture, fixtures and equipment – 5-10 years). The Company continually evaluates the coverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and quipment," Factors considered by management in evaluating impairment of its existing real estate assets held for investment include gnificant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general arket conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered paired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the timated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the lance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset its estimated fair value.

eal estate held-for-sale

The Company periodically classifies real estate assets as held for sale. An asset is classified as held for sale after the approval of the ompany's board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held r sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. ubsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying Consolidated Balance Sheets. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold are reported as discontinued operations in the accompanying Statements of Operations. Income from discontinued operations includes the revenues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as discontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are classified as part of discontinued operations.

Cost Capitalization

Costs related to planning, developing, leasing and constructing a property are capitalized and classified as Properties in the Consolidated Balance Sheets. The Company capitalizes interest to qualifying assets under development based on average accumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, the Company first uses the interest incurred on specific project debt, if any, and next uses the company's weighted average interest rate of non-project specific debt.

The company capitalizes interest, real estate taxes and certain operating expenses on the unoccupied portion of recently completed properties from the date a project receives its certificate of occupancy to the date on which the project achieves 80% economic occupancy.

The company capitalizes leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. The company allocates these costs to individual tenant leases and amortizes them over the related lease term.

Fair value measurement

The company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recognition of Revenue

Our revenues are composed largely of interest income on notes receivable and also include rents received on a storage warehouse. In accordance with ASC 805 "Business Combinations", the Company recognizes rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases, as applicable.

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, 'roperty, Plant and Equipment – Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to e terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If e sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued)erations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria e met.

elated Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but)t limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length ısis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party ınsactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial or in the best interest of our company.

on-performing Notes Receivable

The Company considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the ırrower is not making interest payments in accordance with the terms of the agreement.

terest recognition on notes receivable

For notes other than surplus cash notes, we record interest income as earned in accordance with the terms of the related loan agreements. ı cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income is only recognized to the tent cash is received.

lowance for estimated losses

We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash)w projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the ntractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the rtnership's real estate that represents the primary source of loan repayment. See Note 3 for details on our Notes Receivable.

ontractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates r expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through e term of the obligation such as interest expense. Our aggregate obligations subsequent to December 31, 2009 are shown in the table below ollars in thousands):

	Total	2010	2011	2012-2014	Thereafter
ng-term debt obligation	$41,312	$2,737	$31,147	$ 7,428	$ —
ıpital lease obligation	—	—	—	—	—
)erating lease obligation	—	—	—	—	—
ırchase obligation	—	—	—	—	—
her long-term debt liabilities reflected on the Registrant's Balance Sheet under GAAP	—	—	—	—	—
)tal	$41,312	$2,737	$31,147	$ 7,428	$ —

Results of Operations

The following discussion is based on our Consolidated Financial Statements "Consolidated Statement of Operations" for the years ended December 31, 2009, 2008, and 2007 from Part I, Item 8., "Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our net income applicable to common shares. Instead, we have focused on significant fluctuations within our operations that we feel are relevant to obtain an overall understanding of the change in income applicable to common shareholders.

Our current operations consist of land held for future development or sale. There is a warehouse located on one of the land parcels that is used for storage and generates some revenues through the leasing of that storage space. Our operating expenses relate mainly to the administration and maintenance costs associated with the land held for development or sale and storage space.

We also have other income and expense items. We receive interest income from the funds deposited with our advisor at a rate of prime plus 1%. We have receivables from our affiliates which also provide interest income. Our other significant expense item is from the mortgage expense which includes interest payments on the debt secured by our properties.

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008

We had a net income applicable to common shares of $0.92 million or $0.22 per diluted earnings per share for the year ended December 31, 2009 which included income from discontinued operations, net of non-controlling interest, of $3,000, as compared to a net income applicable to common shares of $26.71 million or $6.41 per diluted earnings per share for the same period ended 2008 which includes income from discontinued operations, net of non-controlling interest, of $13.97 million.

Property revenue and operating expense

Property operations expenses decreased due to an overall decrease in costs and additional repairs and maintenance incurred.

General and administrative

General and administrative expense decreased in 2009. The decrease was attributable to franchise taxes, accounting fees and professional fees which were less in 2009. The accounting fees expensed in 2008 included accounting fees for 2007 and 2008.

Other income (expense)

Our interest income has increased as compared to the prior period. The increase is due to payments received on our notes receivables from Unified Housing Foundation, an affiliated entity. The receivables are surplus cash flow notes. The entity is required to pay on the notes when they generate surplus cash flow, thus interest income is recorded when received.

Mortgage loan interest expense has decreased primarily due to a reduction of loan fees paid in the current year.

Earnings from unconsolidated subsidiaries and investees increased due to writing off the majority of the value of our investment in Nakash Income Associates in the prior year.

Income from involuntary conversion is due to insurance proceeds received in 2008, from the tornado damage incurred on the Falcon Point apartments. There were no involuntary conversions in the current year.

Due to the overall positive income, we had a net income fee expense due to our advisor. This fee is based on a percentage of total net come. Our net income in the prior year was higher than the current year, therefore the fee decreased.

iscontinued operations

Our discontinued operations for 2009 consist of two commercial properties sold. In 2008, discontinued operations consist of the two mmercial properties sold in 2009 and seven apartment complexes sold in 2008. The office building and shopping center, 2010 Valley View d Parkway Centre, were sold in October 2009. Six of the apartment complexes; Brighton Court, Del Mar, Enclave, Meridian, Signature ace, and Sinclair Place, which are known as the Midland/Odessa properties, were sold in January 2008. One of the apartments, Falcon Point, ıs reclassified to discontinued operations in May 2008 due to the condemnation of the property as a result of tornado damage and ınagement's subsequent decision to sell the property. The property was sold "As-Is" in November 2008. The statements of operations for all ior periods presented have been restated to reflect the reclassification to discontinued operations. Included in discontinued operations for 08 is a gain of $29.8 million, net of non-controlling interest, on the sale of the Midland/Odessa properties. The results of operations from ese properties are shown below (dollars in thousands):

	For Years Ended December 31, 2009	2008
Revenue		
Rental	$ 964	$ 1,963
Property operations	354	1,725
	610	238
Expenses		
Interest	(448)	(2,900)
General and administration	(11)	(885)
Depreciation	(146)	(194)
	(605)	(3,979)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, fees and non-controlling interest	5	(3,741)
Gain on sale of discontinued operations	—	29,750
Net income/sales fee to affiliate	—	(4,512)
Income (loss) from discontinued operations, net of non-controlling interest before tax	5	21,497
Tax benefit (expense)	(2)	(7,524)
Income (loss) from discontinued operations, net of non-controlling interest	$ 3	$ 13,973

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

We had net income applicable to common shares of $26.71 million or $6.41 per diluted earnings per share in 2008, which includes come from discontinued operations of $13.97 million, as compared to a net loss applicable to common shares of ($735,000) or ($0.18) per luted earnings per share in 2007, which includes a loss from discontinued operations of ($317,000) for the same period ended 2007.

operty revenue and operating expense

Rental and other property revenues decreased from $402,000 in 2007 to $310,000 in 2008. The decrease was due to a loss in rental venues within our storage property.

Property operating expenses increased from $222,000 in 2007 to $381,000 in 2008. The increase was due to an overall increase in costs and additional repairs and maintenance incurred.

Advisory fees decreased from $1,034,000 in 2007 to $895,000 in 2008. The advisory fees are based on the total net assets. We sold six apartment complexes in January 2008 and one in November 2008, reducing our asset base, thus reducing our fee.

Other income (expense)

Interest income decreased from $4.0 million in 2007 to $3.0 million in 2008. The decrease is due to no longer accruing interest income on our surplus cash flow notes receivable from Unified Housing Foundation, an affiliated entity. This entity is required to pay on the notes when they generate surplus cash flow, thus interest income is recorded when payments received.

Mortgage and loan interest decreased in 2008 due to a decrease in the interest rate on the Travelers land mortgage.

Discontinued operations

Our discontinued operations for 2007 and 2008 consist of seven apartment complexes sold in 2008 and an office building and a shopping center sold subsequent to 2008. The office building and shopping center, 2010 Valley View and Parkway Centre, were sold in October 2009. Six of the apartment complexes; Brighton Court, Del Mar, Enclave, Meridian, Signature Place, and Sinclair Place which are known as the Midland/Odessa properties were sold in January 2008. One of the apartments, Falcon Point, was reclassified to discontinued operations in May 2008 due to the condemnation of the property as a result of tornado damage and management's subsequent decision to sell the property. The property was sold "As-Is" in November 2008. The statements of operations for all prior periods presented have been restated to reflect the reclassification to discontinued operations, as shown below (dollars in thousands):

	For Years Ended December 31,	
	2008	2007
Revenue		
Rental	$ 1,963	$ 8,170
Property operations	1,725	4,631
	238	3,539
Expenses		
Interest	(2,900)	(3,261)
General and administration	(885)	(19)
Depreciation	(194)	(746)
	(3,979)	(4,026)
Net loss from discontinued operations before gains on sale of real estate, taxes, fees and non-controlling interest	(3,741)	(487)
Gain on sale of discontinued operations	29,750	—
Net income/sales fee to affiliate	(4,512)	—
Income (loss) from discontinued operations, net of non-controlling interest before tax	21,497	(487)
Tax benefit (expense)	(7,524)	170
Income (loss) from discontinued operations, net of non-controlling interest	$ 13,973	$ (317)

iquidity and Capital Resources

eneral

Our principal liquidity needs are:

- meeting debt service requirements including balloon payments;
- fund normal recurring expenses;
- fund capital expenditures; and
- fund new property acquisitions.

Our primary source of cash is from rents, collection on receivables, sale of assets, and refinancing of existing mortgages. In 2010, we will :finance debt obligations as they become due and generate cash from interest payments on notes receivable, storage rents and sale of ·operties. However, if refinancing and excess cash from operations does not prove to be sufficient to satisfy all our obligations as they mature, e may sell real estate, refinance real estate, and incur additional borrowings secured by real estate to meet our cash requirements.

inancial Position

The following impacted our balance sheet as of December 31, 2009:

Our Real estate at cost decreased due the sale of the office building, 2010 Valley View and shopping center, Parkway Centre in October)09. The sale of these income-producing projects reduces our real estate costs and the assets that remain include a storage warehouse and land :ld for development or sale.

The Notes and interest payable balance decreased in connection with the disposition of the mortgage on the 2010 Valley View and ırkway Centre properties and our continued pay down of our debt obligations.

ash Flow Summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows as presented in Part I, em 8. "Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for e periods presented.

Our cash and cash equivalents were $2,000 and $52,000 as of December 31, 2009 and December 31, 2008, respectively. The decrease as a result of the following increases and decreases in cash flows (dollars in thousands).

	Year ended December 31,		
	2009	2008	Variance
		(amounts in thousands)	
Net cash provided by (used in) operating activities	$ 1,566	$ (2,336)	$ 3,902
Net cash provided by (used in) investing activities	$ 3,623	$ 29,143	$(25,520)
Net Cash provided by (used in) financing activities	$(5,239)	$(27,022)	$ 21,783

Our cash from operating activities has increased from the prior year. This change is primarily due to the receipt of interest income from ır notes receivable from Unified Housing Foundation.

Our cash from investing activities decreased from the prior year due to fewer sales in the current period. In addition, we withdrew cash ·eviously invested with our advisor. In the prior period, we had cash from investing activities due to the sale of seven apartment complexes, ıd the current period includes one land sale and two income-producing projects sold, offset by investing a portion of the proceeds with our lvisor.

Our cash used in financing activities decreased from the prior period due to the payoff, in 2008, of the mortgages on the six Midland/Odessa properties and the Falcon Point apartment complex. In the current year, we made regular monthly debt payments and paid off the mortgages for 2010 Valley View and Parkway Centre properties.

We paid no dividends in 2009, 2008, or 2007. It is unlikely that we will pay any quarterly dividends in 2010.

Management reviews the carrying values of our properties at least annually and whenever events or a change in circumstances indicates that impairment may exist. Impairment is considered to exist if the future cash flow from a property (undiscounted and without interest) is less than the carrying amount of the property. If impairment is found to exist, a provision for loss is recorded by a charge against earnings. The property review generally includes selective property inspections, discussions with the manager of the property and visits to selected properties in the area, and a review of (1) the property's current rents compared to market rents, (2) the property's expenses, (3) the property's maintenance requirements and (4) the property's cash flows.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, IOT may be potentially liable for removal or remediation costs, as well as certain other potential costs, relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on IOT's business, assets or results of operations.

Inflation

The effects of inflation on IOT's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and the ultimate gain to be realized from property sales. To the extent that inflation affects interest rates, earnings from short-term investments and the cost of new financings, as well as the cost of variable interest rate, debt will be affected.

[EM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

IOT's future operations, cash flow and fair values of financial instruments are partially dependent upon the then existing market interest :tes and market equity prices. Market risk is the change in the market rates and prices and the affect of these changes on future operations. [arket risk is managed by matching a property's anticipated net operating income to an appropriate financing.

IOT is exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. IOT does not ɔld financial instruments for trading or other speculative purposes, but rather issues these financial instruments to finance its portfolio of real ;tate assets. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate-sensitive ;sets and liabilities. IOT's earnings are affected as changes in short-term interest rates impact its cost of variable rate debt and maturing fixed .te debt. A large portion of IOT's market risk is exposure to short-term interest rates from variable rate borrowings. If market interest rates for ıriable rate debt average 100 basis points more in 2010 than they did during 2009, IOT's interest expense would increase and net income ould decrease by $346,930. This amount is determined by considering the impact of hypothetical interest rates on IOT's borrowing cost. This ıalysis did not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the ⁄ent of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the ıcertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in IOT's financial ructure.

The following table contains only those exposures that existed at December 31, 2009. Anticipation of exposures or risk on positions that ɔuld possibly arise was not considered. IOT's ultimate interest rate risk and its affect on operations will depend on future capital market ꞉posures, which cannot be anticipated with a probable assurance level (dollars in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total
ssets							
Market securities at fair value							$ —
ote Receivable							
Variable interest rate—fair value							$ 6,900
Instrument's maturities	$ —	$ —	$ —	$ —	$6,900	$ —	$ 6,900
Instrument's amortization	—	—	—	—	—	—	—
Interest	362	362	362	362	272	—	1,721
Average Rate	5.25%	5.25%	5.25%	5.25%	5.25%	0.00%	
Fixed interest rate—fair value							$31,918
Instrument's maturities	$2,990	$ —	$ —	$28,928	$ —	$ —	$31,918
Instrument's amortization	—	—	—	—	—	—	—
Interest	3,618	3,442	3,442	3,442	—	—	13,945
Average Rate	11.73%	11.90%	11.90%	11.90%	0.00%	0.00%	

	2010	2011	2012	2013	2014	Thereafter	Total
otes Payable							
Variable interest rate—fair value							$34,693
Instrument's maturities	$ —	$26,714	$ —	$ —	$5,796	$ —	$32,510
Instrument's amortization	914	717	276	276	—	—	2,183
Interest	1,613	1,190	408	390	282	—	3,883
Average Rate	4.86%	5.06%	6.50%	6.50%	6.50%	0.00%	
Fixed interest rate—fair value							$ 2,387
Instrument's maturities	$ —	$ 2,334	$ —	$ —	$ —	$ —	$ 2,334
Instrument's amortization	27	26	—	—	—	—	53
Interest	183	166	—	—	—	—	349
Average Rate	7.72%	7.72%	0.00%	0.00%	0.00%	0.00%	

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

oard of Directors of
.come Opportunity Realty Investors, Inc.
allas, Texas

We have audited the accompanying consolidated balance sheets of Income Opportunity Realty Investors, Inc. and Subsidiaries as of ecember 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended ecember 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to :press an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those andards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material isstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. ur audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the rcumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. ccordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the ıancial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as 'aluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in the notes to the financial statements, Income Opportunity Realty Investors, Inc. has significant transactions with and ılances due from affiliates.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of come Opportunity Realty Investors, Inc. as of December 31, 2009 and 2008, and the results of its operations, changes in stockholders' equity ıd its cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and ' are presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic ınsolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated ıancial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the ınsolidated financial statements taken as a whole.

' Swalm & Associates, P.C.

valm & Associates, P.C.
ano, Texas
arch 31, 2010

INCOME OPPORTUNITY REALTY INVESTORS, INC.

BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(dollars in thousands, except share and par value amounts)	
Assets		
Real estate, at cost	$ 29,503	$ 39,255
Less accumulated depreciation	—	(2,313)
Total real estate	29,503	36,942
Notes and interest receivable from related parties	38,818	39,841
Less allowance for doubtful accounts	(1,826)	(1,826)
Total notes and interest receivable	36,992	38,015
Cash and cash equivalents	2	52
Investments in unconsolidated subsidiaries and investees	92	74
Receivable and accrued interest from related parties	46,676	38,203
Other assets	2,400	676
Total assets	$ 115,665	$ 113,962
Liabilities and Shareholders' Equity		
Liabilities:		
Notes and interest payable	$ 37,080	$ 42,319
Liabilities related to assets held for sale	—	—
Accounts payable and other liabilities (including $6,552 in 2009 and $212 in 2008 from affiliated and related parties)	6,891	869
	43,971	43,188
Commitments and contingencies:		
Shareholders' equity:		
Common Stock, $.01 par value, authorized 10,000,000 shares; issued 4,173,675 shares in 2009 and 2008	42	42
Treasury Stock at cost	(39)	(39)
Paid-in capital	61,955	61,955
Retained earnings	9,736	8,816
Total shareholders' equity	71,694	70,774
Total liabilities and shareholders' equity	$ 115,665	$ 113,962

The accompanying notes are an integral part of these financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands, except share and per share amounts)		
evenues:			
Rental and other property revenues (including $241 and $249 and $242 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	$ 246	$ 310	$ 402
xpenses:			
Property operating expenses (including $5 and $8 and $12 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	191	381	222
Depreciation and amortization	40	60	48
General and administrative (including $117 and $0 and $0 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	405	599	728
Advisory fee to affiliates	881	895	1,034
Total operating expenses	1,517	1,935	2,032
Operating loss	(1,271)	(1,625)	(1,630)
ther income (expense):			
Interest income (including $4,661 and $2,964 and $3,944 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	4,661	2,993	3,946
Mortgage and loan interest	(1,883)	(2,043)	(2,509)
Gain on involuntary conversion	—	7,356	—
Earnings from unconsolidated subsidiaries and investees	18	(458)	17
Net income fee to affiliates	(115)	(1,011)	—
Total other income (expenses)	2,681	6,837	1,454
Income (loss) before gain on land sales, non-controlling interest, and taxes	1,410	5,212	(176)
Income (loss) from continuing operations before tax	1,410	5,212	(176)
Income tax benefit (expense)	(493)	7,524	(170)
Net income (loss) from continuing operations	917	12,736	(346)
Discontinued operations:			
Income (loss) from discontinued operations	5	21,497	(487)
Income tax benefit (expense) from discontinued operations	(2)	(7,524)	170
Net income (loss)	920	26,709	(663)
Net income (loss) attributable to non-controlling interests	—	—	(72)
Net income (loss) attributable to common shares	920	26,709	(735)
arnings per share—basic			
Income (loss) from continuing operations	$ 0.22	$ 3.06	$ (0.10)
Discontinued operations	—	3.35	(0.08)
Net income (loss) applicable to common shares	$ 0.22	$ 6.41	$ (0.18)
arnings per share—diluted			
Income (loss) from continuing operations	$ 0.22	$ 3.06	$ (0.10)
Discontinued operations	—	3.35	(0.08)
Net income (loss) applicable to common shares	$ 0.22	$ 6.41	$ (0.18)
Weighted average common share used in computing earnings per share	4,168,214	4,168,264	4,168,414
Weighted average common share used in computing diluted earnings per share	4,168,214	4,168,264	4,168,414

The accompanying notes are an integral part of these financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the Three Years Ended December 31, 2009
(dollars in thousands)

		Common Stock		Treasury		
	Total	Shares	Amount	Stock	Paid-in Capital	Retained Earnings
Balance, December 31, 2006	$44,839	4,173,675	$ 42	$ —	$61,955	$(17,158)
Net loss	(735)	—	—	—	—	(735)
Repurchase /sale of treasury stock, net	(37)	—	—	(37)	—	—
Balance, December 31, 2007	$44,067	4,173,675	$ 42	$ (37)	$61,955	$(17,893)
Net income	26,709	—	—	—	—	26,709
Repurchase /sale of treasury stock, net	(2)			(2)		
Balance, December 31, 2008	$70,774	4,173,675	$ 42	$ (39)	$61,955	$ 8,816
Net income	920	—	—	—	—	920
Balance, December 31, 2009	$71,694	4,173,675	$ 42	$ (39)	$61,955	$ 9,736

The accompanying notes are an integral part of these financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008	2007
		(dollars in thousands)	
ash Flow From Operating Activities:			
et income (loss) applicable to common shares	$ 920	$ 26,709	$ (735)
djustments to reconcile net loss applicable to common shares to net cash used in operating activities:			
Depreciation and amortization	186	255	793
Earnings from unconsolidated subsidiaries and investees	(18)	458	(17)
Income (loss) on non-controlling interest	—	(677)	72
Gain on sale of income producing properties	—	(29,750)	—
ncrease) decrease in assets:			
Accrued interest receivable	2,292	(1,537)	1,354
Other assets	(1,205)	1,970	1,489
crease (decrease) in liabilities:			
Accrued interest payable	—	(167)	240
Other liabilities	(609)	403	136
et cash provided by (used in) operating activities	1,566	(2,336)	3,332
ash Flow From Investing Activities:			
Proceeds from sales of income producing properties	6,860	49,679	—
Proceeds from sales of land	6,891	—	—
Acquisition of income producing properties	—	—	(26)
Change in notes receivable	(440)	(10,628)	—
Real estate improvements	(156)	458	—
Cash invested with Advisor	(9,532)	(10,366)	(9,413)
et cash provided by (used in) investing activities	3,623	29,143	(9,439)
ash Flow From Financing Activities:			
Proceeds from notes payable	—	—	14,579
Payments on maturing notes payable	(5,239)	(27,020)	(7,884)
Deferred financing costs	—	—	(364)
Stock buyback	—	(2)	(37)
Net cash provided by (used in) financing activities	(5,239)	(27,022)	6,294
et increase (decrease) in cash and cash equivalents	(50)	(215)	187
ısh and cash equivalents, beginning of period	52	267	80
ısh and cash equivalents, end of period	$ 2	$ 52	$ 267
ıpplemental disclosures of cash flow information:			
ısh paid for interest	$ 2,139	$ 5,612	$ 5,489
ısh paid for income taxes	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. and consolidated entities were prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. Summary of Significant Accounting Policies. The Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances in the 2008 and 2007 presentation have been reclassified to conform to the 2009 presentation.

NOTE 1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

FASB Accounting Standards Codification. The company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company will no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, the Company will refer to the ASC Codification as the sole source of authoritative literature.

Basis of presentation. The accompanying Consolidated Financial Statements include the accounts of the Company, its subsidiaries, generally all of which are wholly-owned, and all entities in which the Company has a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby the Company has been determined to be a primary beneficiary of the VIE and meets certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which the Company has less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, the Company's share of the net earnings or losses of these entities is included in consolidated net income. IOT's investment in Eton Square is accounted for under the equity method.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Real estate, depreciation, and impairment. Real estate assets are stated at the lower of depreciated cost or fair value, if deemed ıpaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a raight-line basis over the useful lives of the properties (buildings and improvements—20-40 years; furniture, fixtures and equipment—5-10 ːars). The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in SC Topic 360, "Property, Plant and Equipment," Factors considered by management in evaluating impairment of its existing real estate assets ːld for investment include significant declines in property operating profits, annually recurring property operating losses and other significant lverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for vestment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from ture operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's ːt book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the ırrying value of the asset to its estimated fair value.

Real estate held-for-sale. The Company periodically classifies real estate assets as held for sale. An asset is classified as held for sale ter the approval of the Company's board of directors and after an active program to sell the asset has commenced. Upon the classification of a al estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held r sale are stated separately on the accompanying Consolidated Balance Sheets. Upon a decision to no longer market as an asset for sale, the set is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold e reported as discontinued operations in the accompanying statements of operations. Income from discontinued operations includes the venues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as scontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are assified as part of discontinued operations.

Cost Capitalization. Costs related to planning, developing, leasing and constructing a property are capitalized and classified as operties in the Consolidated Balance Sheets. The Company capitalizes interest to qualifying assets under development based on average cumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, the Company first uses the interest curred on specific project debt, if any, and next uses the company's weighted average interest rate of non-project specific debt.

The company capitalizes interest, real estate taxes and certain operating expenses on the unoccupied portion of recently completed operties from the date a project receives its certificate of occupancy to the date on which the project achieves 80% economic occupancy.

The company capitalizes leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document lease agreement and any internal costs that may be applicable. The company allocates these costs to individual tenant leases and amortizes em over the related lease term.

Fair value measurement. The company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the ıluation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing ir value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest iority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such the reporting entity's own data.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recognition of Revenue. Our revenues, which are composed largely of rental income, include rents reported on a straight-line basis over the lease term. In accordance with ASC 805 "Business Combinations", the Company recognizes rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases.

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment—Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Interest recognition on notes receivable. For notes other than surplus cash notes, we record interest income as earned in accordance with the terms of the related loan agreements. On cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income is only recognized to the extent cash is received.

Non-performing Notes Receivable. IOT considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Allowance for estimated losses. We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 for details on our Notes Receivable.

Related Party Transactions. The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original aturity of three months or less are considered to be cash equivalents.

Earnings per share. Earnings per share "(EPS)" have been computed pursuant to the provisions of ASC 260 "Earnings Per Share". The mputation of basic EPS is calculated by dividing income available to common shareholders by the weighted-average number of common ares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding.

Use of estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets d liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts revenues and expense for the year ended. Actual results could differ from those estimates.

Income Taxes. IOT is a "C Corporation" for U.S. federal income tax purposes. IOT files an annual consolidated income tax return with RL and TCI and their subsidiaries. ARL is the common parent for the consolidated group. IOT is part of a tax sharing and compensating reement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. Prior to ly of 2009, ARL and TCI and their subsidiaries were in a tax sharing and compensating agreement with respect to federal income taxes and T was the parent company of its own consolidated filing group. The agreement specifies the manner in which the group will share the nsolidated tax liability and also how certain tax attributes are to be treated among members of the group.

Recent Accounting Pronouncements. There were no recent accounting pronouncements that our company has not implemented that aterially affect our financial statements.

OTE 2. *REAL ESTATE*

Real estate consisted of the following at December 31, (dollars in thousands):

	2009	2008
Apartments	$ —	$ —
Office Building	—	3,507
Shopping Center	—	3,982
Industrial Warehouse	—	4,072
Land held for development	29,503	27,694
Accumulated Depreciation	—	(2,313)
	$29,503	$36,942

Concentration of investment risk. IOT has a high concentration of investment risk on properties in the southwest region of the United ates, specifically Texas. This risk includes, but is not limited to, changes in local economic conditions, changes in real estate and zoning ws, increases in real estate taxes, floods, tornados and other acts of God and other factors beyond the control of management. In the opinion management, this investment risk is partially mitigated by the diversification of property types in other geographical regions of the United ates, management's review of additional investments, acquisitions in other areas and by insurance.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3. *NOTES AND INTEREST RECEIVABLE FROM AFFILIATES*

Junior Mortgage Loans. Junior mortgage loans are loans secured by mortgages that are subordinate to one or more prior liens on the underlying real estate. Recourse on the loans ordinarily includes the real estate which secures the loan, other collateral and personal guarantees of the borrower.

At December 2009 and 2008, we had junior mortgage loans and accrued interest receivable from affiliates, totaling $36.9 million and $38.0 million, respectively. The loans mature at various dates through December 2014 and have stated interest rates ranging from 5.25% to 12.0%. Payments are due from surplus cash flow or sale or refinancing of the underlying properties. These notes are cross collateralized to the extent that any surplus cash available from the sale or refinance of any of the properties underlying these notes will be used to repay outstanding interest and principal for the remaining notes. See Schedule IV to the financial statements—Mortgage Loans on Real Estate.

Borrower	Maturity	Principal Balance	Interest Rate
Housing for Seniors of Humble, LLC	12/27/13	$ 2,000	11.50%
Housing for Seniors of Humble, LLC	12/27/13	6,883	11.50%
Unified Housing Foundation, Inc. (Marquis at VR)	12/10/13	2,735	12.00%
Unified Housing Foundation, Inc. (Echo Station)	12/26/13	1,668	12.00%
Unified Housing Foundation, Inc. (Cliffs of El Dorado)	09/15/10	2,990	10.00%
Unified Housing Foundation, Inc. (Timbers of Terrell)	12/18/13	1,323	12.00%
Unified Housing Foundation, Inc. (Tivoli)	12/31/13	1,826	12.00%
Unified Housing Foundation, Inc. (Parkside Crossing)	12/29/13	1,936	12.00%
Unified Housing Foundation, Inc. (Sendero Ridge)	12/31/13	5,227	12.00%
Unified Housing Foundation, Inc. (Limestone Ranch)	12/29/13	2,250	12.00%
Unified Housing Foundation, Inc. (Limestone Canyon)	12/19/13	3,080	12.00%
Centura Land Mortgage (due from Transcontinental Realty Investors, Inc.—a related party)	09/18/14	6,900	prime + 2.00%
Less: purchase allowance		(1,826)	
		$ 36,992	

All are related party notes.

NOTE 4. *INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES*

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting.

Investee	Percent ownership 2009	Percent ownership 2008
TCI Eton Square, L.P. ("Eton Square")	10%	10%

Our interest in Eton Square in the amount of 10% is accounted for under the equity method, because the general partner is an affiliated entity, thus allowing us to exercise significant influence over the operations and financial activities. Accordingly, the investment is carried at cost, adjusted for the companies' proportionate share of earnings or losses.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market values as of the year ended December 31, 2009 and 2008 were not determinable as there were no traded markets, either active · inactive, for this investment.

The following is a summary of the financial position and results of operations from our investees (dollars in thousands):

	2009	2008	2007
Real estate, net of accumulated depreciation	$13,747	$14,362	$14,084
Notes receivable	—	—	902
Other assets	319	597	493
Notes payable	(9,253)	(9,494)	(9,735)
Other liabilities	(3,895)	(4,690)	(3,669)
Shareholders equity/partners capital	$ (918)	$ (775)	$ (2,075)
Rents	$ 1,929	$ 2,066	$ 1,835
Interest income	—	—	150
Depreciation	(536)	(667)	(598)
Operating expenses	(638)	(1,057)	(573)
Gain on land sales	—	—	—
Interest expense	(611)	(626)	(642)
Income (loss) from continuing operations	144	(284)	172
Income from discontinued operations	—	—	—
Net income (loss)	$ 144	$ (284)	$ 172
Company's proportionate share of earnings	$ 18	$ (43)	$ 17

OTE 5. *NOTES AND INTEREST PAYABLE*

The following table shows the principal payments due on our notes payable through the next five years and thereafter (dollars in ousands):

2010	$ 941
2011	29,791
2012	276
2013	276
2014	5,796
Thereafter	—
	$37,080

Notes payable at December 31, 2009, bear interest at rates ranging from 4.25% to 7.72% and mature between 2010 and 2014. The ortgages are collateralized by deeds of trust on real estate with a net carrying value of $37.1 million.

OTE 6. *RELATED PARTY TRANSACTIONS*

The Company and SWI entered into an Advisory Agreement and Cash Management Agreement to further define the administration of the ompany's day-to-day investment operations, relationship contacts, flow of

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

funds and deposit and borrowing of funds. Effective July 1, 2009, the Advisory Agreement and Cash Management Agreement with SWI was terminated. IOT has engaged Prime as Cash Manager under the substantially same terms as under the SWI Agreement. Under the Cash Management Agreement, which requires us to deposit excess cash for investment with our Advisor, we earn interest at a rate of prime plus 1% on the funds deposited with our advisor. See Note 9, "Advisory Agreement." For 2009, we earned $0.14 million from Prime and $0.84 million from SWI and in 2008 and 2007; we earned $2.4 million and $1.9 million in interest, from SWI, respectively.

Included in income are rents from related parties of approximately $0.4 million, $0.4 million, and $0.3 million for the years ended 2009, 2008, and 2007 respectively.

The following table reconciles the beginning and ending balances of amounts receivable from affiliates as of December 31, 2009 (dollars in thousands):

	SWI	TCI	Arcadian*	Prime	Total
Balance, December 31, 2008	$ 35,704	$ 2,499	$ —	$ —	$ 38,203
Cash receipts	(796)	—	—	(9,981)	(10,777)
Cash payments	131	—	—	13,607	13,738
Other additions	1,531	200	—	20,923	22,654
Other repayments	(4,198)	(3,194)	—	(1,522)	(8,914)
Note receivable	(32,372)	18,267	5,877	—	(8,228)
Balance, December 31, 2009	$ —	$17,772	$ 5,877	$23,027	$ 46,676

* Arcadian Energy, Inc. was formerly known as International Health Products, Inc.

NOTE 7. *DIVIDENDS*

No quarterly dividends were declared or paid in 2009, 2008 or 2007. Management expects to pay no cash dividends in 2010.

NOTE 8. *RENTAL INCOME UNDER OPERATING LEASES*

Operations include the leasing of office buildings. Due to the sale of the 2010 Valley View office building and Parkway Centre retail shopping center; there is no future rental income on operating leases. There is a storage warehouse that generates rental income but there are no current leases.

NOTE 9. *ADVISORY AGREEMENT*

The Company had an Advisory Agreement with SWI until July 1, 2009. Effective July 1, 2009, the agreement with SWI was terminated and an Advisory Agreement was entered into with Prime on substantially the same terms as the agreement with SWI. The Advisor is responsible for the Company's day-to-day operations. The Advisor must formulate and submit to IOT's Board of Directors for approval an annual budget and business plan containing a twelve-month forecast of operations and cash flow with a general plan for asset sales and purchases, borrowing activity and other investments. The Advisor reports to the Board quarterly on IOT's performance against the business plan. The Advisory Agreement further placed the Advisor in a fiduciary relationship to IOT's stockholders and contains a broad standard governing the Advisor's liability for any losses incurred by IOT.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Advisor receives, as compensation for its management and advice, monthly advisory fees based on 0.0625% of IOT's assets annually well as specific fees for assisting IOT in obtaining financing and completing acquisitions. If IOT's operating expenses exceed limits ecified in the Advisory Agreement, The Advisor is obligated to refund a portion of the advisory fees. The Advisor also receives a net income e calculated as 7.50% of IOT's net income.

The Company and SWI entered into a Cash Management Agreement to further define the administration of the Company's day-to-day vestment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Effective July 1, 2009, the Cash Management greement with SWI was terminated. IOT has engaged Prime as Cash Manager under the substantially same terms as under the SWI greement. Under the Cash Management Agreement, all funds of the Company are delivered to the Cash Manager which has a deposit liability the Company and is responsible for investment of all excess funds, which earn interest at the *Wall Street Journal* prime rate plus one percent r annum, set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate.

The Cash Management Agreement and the Advisory Agreement are automatically renewed each year unless terminated by either party. ime also serves as an Advisor and Cash Manager to TCI and ARL.

OTE 10. *PROPERTY MANAGEMENT*

Triad provides property management services for a fee of 3% or less of the monthly gross rents collected on commercial properties under management. Triad subcontracts with other entities for property-level management services at various rates. The general partner of Triad is AMI. The limited partner of Triad is HRSHLLC. Triad subcontracted to Regis I, the property-level management and leasing of IOT's storage arehouse and the commercial property owned by Eton Square, until December 2002. Since January 1, 2003, Regis I, which is also owned by RSHLLC, provided property management services. Regis I was and is entitled to receive property and construction management fees and asing commissions in accordance with the terms of its property-level management agreement with Triad.

OTE 11. *ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.*

Fees and cost reimbursements to Prime, SWI and affiliates (dollars in thousands):

	2009	2008	2007
Fees			
Advisory fee	$ 881	$ 895	$1,034
Incentive fee	—	3,100	—
Net income fee	115	2,422	—
Commission on property sale	—	1,319	—
Mortgage brokerage and equity refinancing	20	—	154
Property, construction management and leasing commissions	51	70	—
	$1,067	$7,806	$1,188
Interest income received	$ 973	$2,353	$1,897
Rental revenue	431	391	334
Cost reimbursement (expense)	(117)	(1)	(13)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12. *INCOME TAXES*

For tax periods before July 17, 2009, IOT was required to file a consolidated federal return. Due to change of ownership in July, 2009, IOT has joined the ARL consolidated group for tax purposes. The income tax expense (benefit) for 2009 in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. For 2009, ARL and TCI had a net taxable loss and IOT had net taxable income. For 2009, IOT recorded a current tax expense of $495,000. The benefit or expense is calculated based on the amount of losses absorbed by taxable income multiplied by the statutory rate of 35%.

Current income tax expense (benefit) is attributable to:

	2009	2008	2007
Income from continuing operations	$ 494	Not applicable	Not applicable
Income from discontinued operations	1		
	$ 495		

Due to the use net loss carryforwards and the alternative minimum tax credit carry forwards for 2008 and 2007, IOT recorded no provision for income taxes in 2008 or 2007. IOT's tax basis in its net assets differs from the amount at which its net assets are reported for financial statement purposes, principally due to the accounting for gains and losses on property sales, and depreciation on owned properties.

Deferred income taxes reflect the tax effects of temporary timing differences between carrying amounts of assets and liabilities reflected on the financial statements and the amounts used for income tax purposes. The tax effects of temporary differences and net operating loss carry forwards that give rise to the deferred tax assets are presented below (amounts in thousands):

	December 31,		
	2009	2008	2007
Accumulated depreciation and amortization	$ 203	$ 382	$ 7,251
Allowance for loss	694	0	0
Other	203	79	79
Federal benefit of NOL carryforward	984	689	922
Federal benefit of AMT carryforward	164	164	164
Deferred tax asset	2,248	1,314	8,416
Less valuation allowance	(2,248)	(1,314)	(8,416)
Total deferred tax asset	$ —	$ —	$ —

Recognition of the benefits of deferred tax assets will require the Company to generate future taxable income. There is no assurance that the Company will generate earnings in future years. Therefore, the Company has established a valuation allowance for deferred tax assets of approximately $2,248,000, $1,314,000 and $8,416,000 as of December 31, 2009, 2008 and 2007, respectively.

In 2009, the company used current losses from the ARL consolidated group of approximately $1,415,000. In prior years, the company generated taxable loss carryforwards totaling $2,589,587. The most recent loss year is 2008, which, if not used, will expire in 2028. The alternative minimum tax credit balance did not change in 2009 and remains at approximately $164,000. The credit has no expiration date.

able of Contents

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the principal reasons for the differences between the Company's effective tax rate and the United States atutory income tax rate of 35% (amounts in thousands).

	2009	2008	2007
Federal income tax at statutory rate	$495	$—	$—
State tax expense	19	55	45
Gain on sale differences	—	—	—
Other	(19)	(55)	(45)
Utilization of net operating loss and minimum tax credit carry forwards	—	—	—
Effective income tax rate	35%	0%	0%

OTE 13. *OPERATING SEGMENTS*

The Company's segments are based on our method of internal reporting which classifies operations by the type of property in the ›rtfolio. The Company's segments by use of property are; land and other (dollars in thousands).

	Commercial Properties	Apartments	Land	Other	Total
›r year ended 2009					
perating revenue	$ —	$ —	$ 243	$ 3	$ 246
perating expenses	—	—	165	26	191
epreciation and amortization	—	—	40	—	40
ortgage and loan interest	—	—	1,883	—	1,883
terest income	—	—	—	4,661	4,661
ain on land sales	—	—	—	—	—
›gment operating income (loss)	$ —	$ —	$ (1,845)	$4,638	$ 2,793
apital expenditures	—	—	(56)	—	(56)
ssets	—	—	29,503	—	29,503
roperty Sales					
ıles price	$ 7,150	$ 6,891	$ —	$ —	$14,041
ost of sale	5,727	1,973	—	—	7,700
eferred current gain	1,423	4,918	—	—	6,341
ecognized prior deferred gain	—	—	—	—	—
ain on sale	$ —	$ —	$ —	$ —	$ —

INCOME OPPORTUNITY REALTY INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Commercial Properties	Apartments	Land	Other	Total
For year ended 2008					
Operating revenue	$ —	$ —	$ 281	$ 29	$ 310
Operating expenses	—	—	276	105	381
Depreciation and amortization	—	—	60	—	60
Mortgage and loan interest	—	—	1,990	53	2,043
Interest income	—	—	—	2,993	2,993
Gain on land sales	—	—	—	—	—
Segment operating income (loss)	$ —	$ —	$ (2,045)	$2,864	$ 819
Capital expenditures	—	—	18	—	18
Assets	—	—	36,942	—	36,942
Property Sales					
Sales price	$ —	$ 49,679	$ —	$ —	$49,679
Cost of sale	—	19,929	—	—	19,929
Deferred current gain	—	—	—	—	—
Recognized prior deferred gain	—	—	—	—	—
Gain on sale	$ —	$ 29,750	$ —	$ —	$29,750

	Commercial Properties	Apartments	Land	Other	Total
For year ended 2007					
Operating revenue	$ —	$ —	$ 363	$ 39	$ 402
Operating expenses	—	—	203	19	222
Depreciation and amortization	—	—	48	—	48
Mortgage and loan interest	—	—	1,721	788	2,509
Interest income	—	—	(770)	4,716	3,946
Gain on land sales	—	—	—	—	—
Segment operating income (loss)	$ —	$ —	$ (2,379)	$3,948	$ 1,569
Capital expenditures	—	—	2	(16)	(14)
Assets	—	—	31,575	—	31,575
Property Sales					
Sales price	$ —	$ —	$ —	$ —	$ —
Cost of sale	—	—	—	—	—
Deferred current gain	—	—	—	—	—
Recognized prior deferred gain	—	—	—	—	—
Gain on sale	$ —	$ —	$ —	$ —	$ —

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Statements of Operations (dollars thousands):

	2009	2008	2007
egment operating income	$ 2,793	$ 819	$ 1,569
ther non-segment items of income (expense)			
General and administrative	(405)	(599)	(728)
Advisory fee	(881)	(895)	(1,034)
Other income	—	—	—
Net income fee to affiliate	(115)	(1,011)	—
Equity in earnings of investees	18	(458)	17
Involuntary conversion	—	7,356	—
Deferred tax	(493)	7,524	(170)
Non-controlling interest	—	—	—
come (loss) from continuing operations	$ 917	$ 12,736	$ (346)

EGMENT ASSET RECONCILIATION TO TOTAL ASSETS

	2009	2008	2007
egment assets	$ 29,503	$ 36,942	$ 31,575
vestments in real estate partnerships	92	74	532
ther assets and receivables	86,070	76,946	58,172
ssets held for sale	—	—	26,028
otal assets	$115,665	$113,962	$116,307

INCOME OPPORTUNITY REALTY INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14. ***DISCONTINUED OPERATIONS***

IOT adopted ASC 360, "Property, Plant and Equipment", which established a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. This statement requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are to be designated as "held-for-sale" on the balance sheet.

The discontinued operations for the three years reported below consist of seven apartment complexes, an office building and a shopping center. The office building and shopping center, 2010 Valley View and Parkway Centre, were sold in October 2009. Six of the apartment complexes; Brighton Court, Del Mar, Enclave, Meridian, Signature Place, and Sinclair Place, which are known as the Midland/Odessa properties, were sold in January 2008. One of the apartments, Falcon Point, was reclassified to discontinued operations in May 2008 due to the condemnation of the property as a result of tornado damage and management's subsequent decision to sell the property. The property was sold "As-Is" in November 2008. The statements of operations for all prior periods presented have been restated to reflect the reclassification to discontinued operations. Included in discontinued operations for 2008 is a gain of $29.8 million, net of non-controlling interest, on the sale of the Midland/Odessa properties. The results of operations from these properties are shown below (dollars in thousands):

	For Years Ended December 31,		
	2009	2008	2007
Revenue			
Rental	$ 964	$ 1,963	$ 8,170
Property operations	354	1,725	4,631
	610	238	3,539
Expenses			
Interest	(448)	(2,900)	(3,261)
General and administration	(11)	(885)	(19)
Depreciation	(146)	(194)	(746)
	(605)	(3,979)	(4,026)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, fees and non-controlling interest	5	(3,741)	(487)
Gain on sale of discontinued operations	—	29,750	—
Net income/sales fee to affiliate	—	(4,512)	—
Income (loss) from discontinued operations, net of non-controlling interest before tax	5	21,497	(487)
Tax benefit (expense)	(2)	(7,524)	170
Income (loss) from discontinued operations, net of non-controlling interest	$ 3	$13,973	$ (317)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTE 15. *QUARTERLY DATA*

The following is a table of quarterly results of operations for the years 2009, 2008, and 2007 (dollars in thousands except per share data):

	Three Months Ended 2009			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
)09				
otal operating revenues	$ 69	$ 70	$ 69	$ 38
otal operating expenses	42	53	54	42
perating (loss) income	27	17	15	(4)
ther income (expense)	(402)	(570)	(399)	2,726
ıcome (loss) before gain on land sales, non-controlling interest, and taxes	(375)	(553)	(384)	2,722
ain on land sales	—	—	—	—
ıcome tax benefit (expense)	2	58	(5)	(548)
et income (loss) from continuing operations	(373)	(495)	(389)	2,174
et income (loss) from discontinuing operations, net of non-controlling interest	5	109	(10)	(101)
et income (loss)	(368)	(386)	(399)	2,073
ess: net income (loss) attributable to non-controlling interest	—	—	—	—
et income (loss) applicable to common shares	$ (368)	$ (386)	$ (399)	$ 2,073
ER SHARE DATA				
arnings per share—basic				
ıcome (loss) from continuing operations	$ (0.09)	$ (0.12)	$ (0.09)	$ 0.52
iscontinued operations	—	0.03	—	(0.03)
et income (loss) applicable to common shares	$ (0.09)	$ (0.09)	$ (0.09)	$ 0.49
/eighted average common shares used in computing earnings per share	4,168,214	4,168,214	4,168,214	4,168,214
arnings per share—diluted				
ıcome (loss) from continuing operations	$ (0.09)	$ (0.12)	$ (0.09)	$ 0.52
iscontinued operations	—	0.03	—	(0.03)
et income (loss) applicable to common shares	$ (0.09)	$ (0.09)	$ (0.09)	$ 0.49
/eighted average common shares used in computing diluted earnings per share	4,168,214	4,168,214	4,168,214	4,168,214

INCOME OPPORTUNITY REALTY INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three Months Ended 2008			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2008				
Total operating revenues	$ 66	$ 66	$ 115	$ 63
Total operating expenses	528	(224)	24	53
Operating (loss) income	(462)	290	91	10
Other income (expense)	(5,909)	(281)	10,807	666
Income (loss) before gain on land sales, non-controlling interest, and taxes	(6,371)	9	10,898	676
Gain on land sales	—	—	—	—
Income tax benefit (expense)	9,218	(48)	(1,577)	(69)
Net income (loss) from continuing operations	2,847	(39)	9,321	607
Net income (loss) from discontinuing operations, net of non-controlling interest	17,118	(89)	(2,928)	(128)
Net income (loss)	19,965	(128)	6,393	479
Less: net income (loss) attributable to non-controlling interest	—	—	—	—
Net income (loss) applicable to common shares	$ 19,965	$ (128)	$ 6,393	$ 479
PER SHARE DATA				
Earnings per share—basic				
Income (loss) from continuing operations	$ 0.68	$ (0.01)	$ 2.24	$ 0.15
Discontinued operations	4.11	(0.02)	(0.70)	(0.03)
Net income (loss) applicable to common shares	$ 4.79	$ (0.03)	$ 1.54	$ 0.12
Weighted average common shares used in computing earnings per share	4,168,414	4,168,214	4,168,214	4,168,214
Earnings per share—diluted				
Income (loss) from continuing operations	$ 0.68	$ (0.01)	$ 2.24	$ 0.15
Discontinued operations	4.11	(0.02)	(0.70)	(0.03)
Net income (loss) applicable to common shares	$ 4.79	$ (0.03)	$ 1.54	$ 0.12
Weighted average common shares used in computing diluted earnings per share	4,168,414	4,168,214	4,168,214	4,168,214

INCOME OPPORTUNITY REALTY INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three Months Ended 2007			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
ı07				
ɔtal operating revenues	$ 112	$ 154	$ 147	$ (11)
ɔtal operating expenses	133	66	(82)	105
ɔerating (loss) income	(21)	88	229	(116)
:her income (expense)	(272)	(235)	25	126
come (loss) before gain on land sales, non-contolling interest, and taxes	(293)	(147)	254	10
ıin on land sales	—	—	—	—
come tax expense	139	(283)	(20)	(6)
ɜt income (loss) from continuing operations	(154)	(430)	234	4
ɜt income (loss) from discontinuing operations, net of non-controlling interest	258	(525)	(38)	(12)
ɜt income (loss)	104	(955)	196	(8)
ɜss: net income (loss) attributable to non-controlling interest	(38)	(6)	(18)	(10)
ɜt income (loss) applicable to common shares	$ 66	$ (961)	$ 178	$ (18)
ER SHARE DATA				
ırnings per share—basic				
come (loss) from continuing operations				
scontinued operations	$ (0.04)	$ (0.10)	$ 0.06	$ —
ɜt income (loss) applicable to common shares	0.06	(0.13)	(0.01)	—
eighted average common shares used in computing earnings per share	$ 0.02	$ (0.23)	$ 0.05	$ —
	4,173,675	4,173,675	4,173,675	4,168,414
ırnings per share—diluted				
come (loss) from continuing operations				
scontinued operations	$ (0.04)	$ (0.10)	$ 0.06	$ —
ɜt income (loss) applicable to common shares	0.06	(0.13)	(0.01)	—
eighted average common shares used in computing diluted earnings per share	$ 0.02	$ (0.23)	$ 0.05	$ —
	4,173,675	4,173,675	4,173,675	4,168,414

INCOME OPPORTUNITY REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16. *COMMITMENTS, CONTINGENCIES AND LIQUIDITY*

Litigation

The Company and its subsidiaries, from time to time, have been involved in various items of litigation incidental to and in the ordinary course of its business and, in the opinion of management; the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operations or liquidity.

Liquidity

Management anticipates that IOT will generate excess cash from operations in 2010 due to the interest collected from notes receivable; however, such excess may not be sufficient to discharge all of IOT's debt obligations as they mature. Management intends to reduce its cash invested with its Advisor to meet its cash requirements not funded through operations.

SCHEDULE III

INCOME OPPORTUNITY REALTY INVESTORS, INC.

Real Estate and Accumulated Depreciation
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to	Gross Amounts at Which Carried at End of Year						Life On Which
	Encumbrances	Land	Building & Improvements	Acquisition and Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Depreciation In Latest Statement of Operations Is Computed
					(dollars in thousands)						
roperties Held for Investment											
lercer Crossing Land											
agle Crest, Farmers Branch, TX	$ 2,387	$ 3,782	$ —	$ —	$ 3,782	$ —	$ 3,782	$ —	—	12/03	—
iree Hickory Center, Farmers Branch, TX	—	1,210	—	—	1,210	—	1,210	—	—	11/06	—
:avelers Land, Farmers Branch, TX	27,793	24,511	—	—	24,511	—	24,511	—	—	11/06	—
orporate											
entura Land Mortgage	6,900										
	$ 37,080	$29,503	$ —	$ —	$29,503	$ —	$29,503	$ —			

SCHEDULE III
(Continued)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

Real Estate and Accumulated Depreciation
For the Years Ended December 31,

	2009	2008	2007
		(dollars in thousands)	
Reconciliation of Real Estate			
Balance at January 1,	$39,255	$ 63,457	$ 63,682
Additions			
Acquisitions and improvements	—	—	11,852
Deductions			
Sale of real estate	(9,752)	(24,202)	(12,077)
Balance at December 31,	$29,503	$ 39,255	$ 63,457
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 2,313	$ 5,712	$ 5,061
Additions			
Depreciation	185	203	794
Deductions			
Sale of real estate	(2,498)	(3,602)	(143)
Balance at December 31	$ —	$ 2,313	$ 5,712

Schedule IV

INCOME OPPORTUNITY REALTY INVESTORS, INC.

Mortgage Loans on Real Estate
December 31, 2009

scription	Interest Rate	Final Maturity Date	Periodic Payment Term	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or Interest
			(dollars in thousands)				
JNIOR MORTGAGE LOANS							
ousing for Seniors of Humble, LLC	11.50%	12/27/2013	Excess cash flow	$16,223	$ 2,000	$ 2,000	$ —
ousing for Seniors of Humble, LLC	11.50%	12/27/2013	Excess cash flow	16,223	6,363	6,883	—
nified Housing Foundation, Inc. (Marquis at VR)	12.00%	12/10/2013	Excess cash flow	14,961	2,437	2,735	—
nified Housing Foundation, Inc. (Echo Station)	12.00%	12/26/2013	Excess cash flow	9,928	1,487	1,668	—
nified Housing Foundation, Inc. (Cliffs of El Dorado)	10.00%	9/15/2010	Excess cash flow	9,607	2,990	2,990	—
nified Housing Foundation, Inc. (Timbers of Terrell)	12.00%	12/18/2013	Excess cash flow	7,201	1,180	1,323	—
nified Housing Foundation, Inc. (Tivoli)	12.00%	12/31/2013	Excess cash flow	10,759	2,014	1,826	—
nified Housing Foundation, Inc. (Parkside Crossing)	12.00%	12/29/2013	Excess cash flow	11,525	1,539	1,936	—
nified Housing Foundation, Inc. (Sendero Ridge)	12.00%	12/31/2013	Excess cash flow	23,581	5,227	5,227	—
nified Housing of Limestone Ranch	12.00%	12/29/2013	Excess cash flow	13,108	2,320	2,250	—
nified Housing of Limestone Canyon	12.00%	12/19/2013	Excess cash flow	14,093	3,080	3,080	—
THER							
entura Land Mortgage (due from Transcontinental Realty Investors, Inc., a related party)	prime + 2%	9/18/2014	Interest only		7,000	6,900	—
					$ 37,637	$ 38,818	$ —
			Interest receivable			—	
			Allowance			(1,826)	
		Total notes and interest receivable				$ 36,992	

Schedule IV
(Continued)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

Mortgage Loans on Real Estate
For the Years Ended December 31,

	2009	2008	2007
		(dollars in thousands)	
Balance at January 1	$39,841	$27,441	$27,777
Additions			
New mortgages	—	12,452	—
Conversion of accrued interest to principal	—	—	1,427
Increase of interest receivable on mortgage loans	3,016	(52)	—
Deductions			
Amounts paid	(3,939)	—	(1,763)
Non-cash reduction	(100)	—	
Cost of mortgages sold	—	—	—
Balance at December 31	$38,818	$39,841	$27,441

EM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING* AND *FINANCIAL DISCLOSURE*

None.

EM 9A(T). *CONTROLS AND PROCEDURES*

valuation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial fficer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the curities Exchange Act of 1934, as amended (the "Exchange Act"), which are designed to ensure that information required to be disclosed by in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods ecified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to sure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and mmunicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely cisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Chief Financial Officer concluded that r disclosure controls and procedures were effective as of the end of the period covered by this report.

anagement's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our ternal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the eparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the fectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the rcumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over nancial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the k that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may teriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making is assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring ganizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that ompany's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control er financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to nporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual port.

hanges in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating fectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such m is defined in Exchange Act Rule 13a-15(f)) that occurred during the quarter ended December 31, 2009 that have materially affected, or are asonably likely to materially affect, our internal control over financial reporting.

em 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The affairs of the Company are managed by a Board of Directors. The Directors are elected at the Annual Meeting of Stockholders or are appointed by the incumbent Board of Directors and serve until the next Annual Meeting of Stockholders, a successor has been duly-elected or appointed, or until the earlier of death, resignation or removal.

It is the Board's objective that a majority of the Board will consist of independent directors. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with the Company. The Board has established guidelines to assist it in determining director independence that conform to, or are more exacting than, independence requirements of the American Stock Exchange listing rules. The independence guidelines are set forth in the Company's "Corporate Governance Guidelines". The text of this document has been posted on the Company's internet website at www.incomeopp-realty.com and is available in print to any stockholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination.

The Company has adopted a Code of Conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Stockholders may find our Code of Conduct on our website by going to our website address at www.incomeopp-realty.com . We will post any amendments to the Code of Conduct as well as any waivers that are required to be disclosed by the rules of the SEC or the AMEX on our website.

Our Board of Directors has adopted charters for our Audit, Compensation and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at www.incomeopp-realty.com . You may also obtain a printed copy of these materials by contacting us at the following address:

Income Opportunity Realty Investors, Inc.
Attn: Investor Relations
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and the Nominating and Corporate Governance Committee must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory or compensatory fee from the Company or any of its subsidiaries other than their director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of the Company or any of its subsidiaries as defined by the Securities and Exchange Commission rules.

After December 31, 2003, a number of changes occurred in the composition of the Board of Directors of the Company, the creation of the Board Committees, the adoption of Committee charters, the adoption of a Code of Ethics for Senior Financial Officers and the adoption of Guidelines for Director Independence. Also, the composition of the members of the Board of Directors changed with the resignations of Henry A. Butler (July 1, 2003), Earl D. Cecil (February 29, 2004) and Martin L. White (March 15, 2004), as well as the election of Ken L. Joines as a director in July 2003, and independent directors David E. Allard and Peter L. Larsen on February 20, 2004, and Robert A. Jakuszewski on March 16, 2004. Additionally, on June 2, 2003, Basic Capital Management ("BCM") sold a total of 781,773 shares of Common Stock of the Company (approximately 54.3% of the ıtstanding) as a "block" to SWI. SWI also purchased 12,600 shares of Common Stock of the Company in open-market purchase transactions, hich increased SWI's ownership to 794,223 shares (approximately 57.17% of the outstanding shares). On June 30, 2003, SWI replaced BCM ; the contractual advisor to the Company. On June 10, 2005, the Company's Common Stock was the subject of a 3-for-1 forward split of the ock, which increased SWI's ownership to 2,382,669 shares.

On July 31, 2006, Ken L. Joines, resigned as a director to pursue other opportunities. On August 1, 2006, the members of the Board ected R. Neil Crouch II to fill the vacancy created by Ken L. Joines' resignation. On February 22, 2007, Ted P. Stokely (a director since April)90 and Chairman since January 1995) resigned as a Director and Chairman of the Board. On the same date, but effective February 23, 2007, e Board elected R. Neil Crouch II as Chairman of the Board and Martha C. Stephens as a director to replace Mr. Stokely. On March 24, 2009 . Neil Crouch II, resigned as Chairman of the Board and as director of the Company. On April 16, 2009, David E. Allard resigned as a irector of the Company.

On May 21, 2009, the Board of Directors of the Company, Martha C. Stephens Chairman of the Board and elected Ted R. Munselle as a irector to fill a vacancy on the Board of Directors from the prior resignation of David Allard. Mr. Munselle was also elected as a member and ıairman of the Audit Committee of the Board of Directors.

irectors

The current directors of the Company are listed below, together with their ages, terms of service, all positions and offices with the ɔmpany, its former advisor (SWI) or current advisor (Prime), which took over as the contractual advisor from SWI on July 1, 2009, their incipal occupations, business experience and directorships with other companies during the last five years or more. The designation ıffiliated", when used below with respect to a director, means that the director is an officer, director or employee of SWI, BCM, Prime, or an ficer of the Company or an officer or director of an affiliate of the Company. The designation "independent", when used below with respect a director, means that the director is neither an officer of the Company, nor a director, officer or employee of BCM or Prime or SWI (but ay be a director of the Company), although the Company may have certain business or professional relationships with such director as scussed in Part III, Item 13. "Certain Relationships and Related Transactions and Director Independence". All the Directors listed below are ːemed to be "independent".

Robert A. Jakuszewski, Age 47, Director (Independent) (since November 2005).

Mr. Jakuszewski was Vice President- of Sales and Marketing (since September 1998) of New Horizons Communications, Inc.; Mr. Jakuszewski was a Consultant (January 1998 to September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1988-1992) of Mead Johnson Nutritional Division, USPNG; Sales Representative (1986-1987) of Muro Pharmaceutical, Inc. Mr. Jakuszewski was elected a director of the Company on March 16, 2004. He was also elected as a director of ARI on November 22, 2005, and a director of TCI on November 22, 2005.

Peter L. Larsen, Age 68, Director (Independent) (since February 2004)

Mr. Larsen has been involved in the commercial real estate industry since 1972. From 1996 through 2002, he was Senior Vice President of Acquisitions of Tarragon Corporation (formerly Tarragon Realty Investors, Inc.), and its predecessors, a publicly-held real estate entity, the common stock of which is traded on the NASDAQ National Market. Since 1992, Mr. Larsen has also been a director of four Texas non-profit corporations which own 545 apartment units and are overseeing the development of a multi-million dollar retirement center in Coppell, Texas. Mr. Larsen has been a director of the Company since February 20, 2004, and the Presiding Director since March 2004.

Ted R. Munselle, Age 54, Director (Independent) (since May 2009).

Mr. Munselle is Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc.; he was President (December 2004 to August 2007) of Applied Educational Opportunities LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas. He is a certified public accountant (since 1980) who was employed as an Audit Partner in two Dallas, Texas based CPA firms (1986 to 1998), as an Audit Manager at Grant Thornton, LLP (1983 to 1986) and as Audit Staff to Audit Supervisor at Laventhol & Horwath (1977 to 1983). Mr. Munselle has also been a director (since February 20, 2004) of ARL, a Nevada corporation which has its common stock listed and traded on the New York Stock Exchange ("NYSE") and TCI, a Nevada corporation which has its common stock listed and traded on the NYSE. Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and the Board of Directors of IOT has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the American Stock Exchange (the "AMEX").

Martha C. Stephens, Age 63, Director (Independent) (Since February 2007).

Ms. Stephens is retired and has been so for more than three years. Until January 2007 and for more than five years prior thereto, she was employed in various administrative capacities by Prime, which is a contractual advisor to the Company, ARI and TCI. She was elected to the Board of Directors effective February 23, 2007 to fill the vacancy on the Board of Directors created by the resignation of Ted P. Stokely. Ms. Stephens was elected Chairman of the Board on May 21, 2009 to replace Neil Crouch who resigned March 24, 2009.

Board Meetings and Committees

The Board of Directors held 8 meetings during 2009. For such year, no incumbent director attended fewer than 100% of the aggregate of (i) the total number of meetings held by Board during the period for which he had been a director, and (ii) the total number of meetings held by all Committees of the Board on which he served during the periods that he served. Under the Company's Corporate Governance Guidelines, each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the stockholders of the Company, the Board and Committees of which he is a member.

The Board of Directors had standing Audit, Compensation and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 20, 2004, and its function is to review the Company's operating and accounting procedures. A charter of the Audit Committee has also been adopted by the Board. The Audit Committee is an "audit committee" for purposes of Section 3(a)(58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the AMEX and the Company's Corporate Governance Guidelines, are Ms. Martha C. Stephens, (Chairman), and Messrs. Jakuszewski, Larsen and Munselle. Mr. Munselle, a board member, is qualified as an "audit committee financial expert" within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the AMEX. All members of the Audit Committee meet the experience requirements of the listing standards of the AMEX. The Charter of the Audit Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations Website (www.incomeopp-realty.com). The Audit Committee met 8 times in 2009.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of the Company's *Corporate Governance Guidelines* . In addition, the Committee

:velops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such ındidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-valuation. The charter of the Governance and Nominating Committee was adopted on March 22, 2004, and is available on the Company's ıvestor Relations website (www.incomeopp-realty.com). The Board reappointed the members of the Governance and Nominating ommittee on September 16, 2006, and again on December 2007 and December, 2008. All of the members of the Committee are independent ithin the meaning of the listing standards of the American Stock Exchange and the Company's *Corporate Governance Guidelines.* The overnance and Nominating Committee met once in 2009.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to ompensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and to ake recommendations to the Board with respect to such policies, produce necessary reports on executive compensation for inclusion in the ompany's proxy statement in accordance with applicable rules and regulations and to monitor the development and implementation of ıccession plans for the principal executive officer and other key executives and make recommendations to the Board with respect to such ans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations ebsite (www.incomeopp-realty.com). The Board reappointed the members of the Compensation Committee on December 2006 and again on ecember 2008, and December 2009. All of the members of the Committee are independent within the meaning of the listing standards of the merican Stock Exchange and the Company's *Corporate Governance Guidelines* . The Compensation Committee is to be comprised of at least o directors who are independent of management and the Company. The Compensation Committee met once in 2009.

The members of the Board of Directors (each of whom were elected by the stockholders at the last Annual Meeting of Stockholders held ı December 10, 2009), on the date of this report and the Committees of the Board on which they serve, are identified below:

	Audit Committee	Compensation Committee	Governance and Nominating Committee
Robert A. Jakuszewski	✓	✓	✓
Peter L. Larsen	✓	Chair	Chair
Martha C. Stephens [2]			
Ted R. Munselle [1]	Chair	✓	✓

Elected as Director May 21, 2009
Elected as Chairman May 21, 2009

The Company's Compensation Committee is made up of non-employee directors who have neither served as officers of, nor been nployed, by the Company. None of the Company's executive officers serve on a board of directors of any entity that has a director or officer rving on this Committee.

residing Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive ssions of the Board in which management directors and other members of management do not participate. The presiding director also advises e Chairman of the Board and, as appropriate, Committee chairs with respect to agendas and information needs relating to Board and ommittee meetings, provides advice with respect to the selection of Committee chairs and performs other duties that the Board may from time time delegate to assist the Board in the fulfillment of its responsibilities.

Director Peter L. Larsen has served in such position since March 2004. In December 2009, the non-management members of the Board of irectors designated him to serve in this position until the Company's Annual Meeting of Stockholders to be held following the fiscal year ıded December 31, 2010.

[Table of Contents](#toc)

Determination of Director Independence

In February 2004, the Board enhanced its *Corporate Governance Guidelines.* The *Guidelines* adopted by the Board meet or exceed the new listing standards adopted during the year by the American Stock Exchange. The full text of the *Corporate Governance Guidelines* can be found in the Investor Relations section of the Company's website (www.incomeopp-realty.com). A copy may also be obtained upon request from the Company's Corporate Secretary.

Pursuant to the *Corporate Governance Guidelines,* the Board undertook its annual review of director independence in March 2009. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates, including those reported under *"Certain Relationships and Related Transactions"* below. The Board also examined transactions and relationships between directors or their affiliates and members of the Company's senior management or their affiliates. As provided in the *Corporate Governance Guidelines* , the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Allard, Jakuszewski and Larsen are each independent of the Company and its management under the standards set forth in the *Corporate Governance Guidelines* .

Executive Officers

Executive officers of the Company are Daniel J. Moos, President and Chief Executive Officer; Gene S. Bertcher, Executive Vice President and Chief Financial Officer, Alfred Crozier, Executive Vice President-Residential Construction; and Louis J. Corna, Executive Vice President-General Counsel/Tax Counsel and Secretary. Messrs. Moos, Bertcher, Crozier and Corna are employed by Prime. Mr. Bertcher is employed by New Concept Energy, Inc. ("NCE"). None of the executive officers receive any direct remuneration from the Company, nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. The ages, terms of service and all positions and offices with the Company, Prime, BCM, SWI, other affiliated entities and NCE, other principal occupations, business experience and directorships with other publicly-held companies during the last five years or more are set forth below. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. No family relationship exists among any of the executive officers or directors of the Company.

Daniel J. Moos, 59

President (since April 2007) and Chief Executive Officer (effective March 2010) of ARI, TCI, IOT and (effective March 2007) of Prime; Senior Vice President and Business Line Manager for U.S. Bancorp (NYSE:USB) working out of their offices in Houston, Texas from 2003 to April 2007: Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than ten years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992-1996) and LDI Corporation which was a publicly traded computer equipment sales/service and asset leasing company listed on the NASDAQ and headquartered in Cleveland, Ohio.

Alfred Crozier, 57

Executive Vice President, Residential Construction (since November 15, 2006) of the Company and of ARI and TCI. Prior to his selection as an officer of the Company, Mr. Crozier was Managing Director of development (November 2005 to November 2006) for Woodmont Investment Company GP, LLC, a Dallas, Texas based developer of commercial properties and residential units. Prior thereto (from October 2003 to November 2005) he was President of Sterling Builders, Inc., a Spring, Texas construction and consulting company. Prior thereto (from August 2001 through September 2003) he was Vice President of Westchase Construction, LTD, a Houston, Texas based construction firm and for more than five years prior thereto, he was employed by various firms engaged in the construction industry including Trammel Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995). Mr. Crozier is also an architect.

Louis J. Corna, 62

Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President (October 2001 to February 2004), Executive Vice President and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of the Company, TCI, ARL and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation. Mr. Corna has been a director and Vice President (since June 1, 2004) and Secretary (since January 14, 2005) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act.

Gene S. Bertcher, 61

Executive Vice President (since February 2008) and Chief Financial Officer (since May 2008) of the Company, ARL and TCI. Mr. Bertcher is also Chief Executive Officer (from December 2006 to present) and Chief Financial Officer (since January 2003) and a Director (from November 1989 to September 1996 and from June 1999 to present) of NCE, a Nevada corporation which has its common stock listed on the AMEX. Mr. Bertcher has been employed by NCE since November 1989. He has been a Certified Public Accountant since 1973. Mr. Bertcher is also a Director, Vice President and Treasurer (since March 24, 2009) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act.

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

Daeho Kim, 33

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim has been employed by Prime in various financial capacities including cash manager and Assistant Director of Capital Markets.

ode of Ethics

The Company has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees (including those the Contractual Advisor). In addition, the Company has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that plies to the principal executive officer, president, principal financial officer, chief financial officer, the principal accounting officer and ntroller. The text of both documents is available on the Company's Investor Relations website (www.incomeopp-realty.com). The Company intends to post amendments to or waivers from its Code of Ethics for Senior Financial Officers (to the extent applicable to the Company's principal executive officer, principal financial officer or principal accounting officer) at this location on its website.

Compliance With Section 16(a) of Reporting Requirements

Section 16(a) under the Securities Exchange Act of 1934 requires the Company's directors, executive officers and any persons holding 10% or more of the Company's shares of Common Stock are required to report their ownership of the Company's shares of Common Stock and any changes in that ownership to the Securities and Exchange Commission (the "SEC") on specified report forms. Specific due dates for these reports have been established, and the Company is required to report any failure to file by these dates during each fiscal year. The Company believes that all of these filing requirements were satisfied by the Company's directors and executive officers and holders of more than 10% of the Company's Common Stock during the fiscal year ended December 31, 2006, except that Louis J. Corna filed a Form 4 late with respect to the purchase on December 15, 2006 of 1,000 shares of the Company's Common Stock and subsequent sale on January 16, 2007 of such 1,000 shares of Common Stock at a small loss. In making these statements, the Company has relied upon the written representations of its directors and executive officers and the holders of 10% or more of the Company's Common Stock and copies of the reports that each has filed with the SEC.

The Advisor

Although the Board of Directors is directly responsible for managing the affairs of the Company and for setting the policies which guide it, day-to-day operations are performed by a contractual advisor under the supervision of the Board of Directors. The duties of the advisor include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources. The advisor also serves as a consultant to the Board of Directors in connection with the business plan and investment decisions made by the Board.

Prime is the contractual advisor to IOT. Prime is a single member Nevada limited company, the sole member of which is PIAMI, which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is owned 100% by a Trust known as the May Trust. Until early 2009, SWI, a Nevada Corporation which is 100% owned by Gene E. Phillips, owned 20% of PIAMI which SWI exchanged to Realty Advisors, Inc. for certain securities issued by SWI. For the period December 31, 2009, Gene E. Phillips and SWI are each a "related party" for financial statement purposes because of the prior ownership arrangement of Prime. Gene E. Phillips is not an officer, manager, or director of Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc. or IOT, nor is he a Trustee of the May Trust.

Under the Advisory Agreement, Prime is required to annually formulate and submit for Board approval a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, borrowing activity and other investments. Prime is required to report quarterly to the Board on the Company's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved plan or are made pursuant to authority expressly delegated to Prime by the Board.

The Advisory Agreement also requires prior approval of the Board for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Prime shall be deemed to be in a fiduciary relationship to the stockholders, contains a broad standard governing Prime's liability for losses by the Company and contains guidelines for Prime's allocation of investment opportunities among itself, the Company and other entities it advises.

The Advisory Agreement provides that Prime be responsible for the day-to-day operations of the Company and to receive an advisory fee ›mprised of a gross asset fee of 0.0625% per month (0.75% per annum) of the average of the gross asset value (total assets less allowance for nortization, depreciation or depletion and valuation reserves) and an annual net income fee equal to 7.5% of the Company's net income.

The Advisory Agreement also provides for Prime to receive an annual incentive sales fee equal to 10% of the amount, if any, by which e aggregate sales consideration for all real estate sold by the Company during the fiscal year exceeds the sum of (1) the cost of each property originally recorded in the Company's books for tax purposes (without deduction for depreciation, amortization or reserve for losses),) capital improvements made to such assets during the period owned and (3) all closing costs (including real estate commissions) incurred in e sale of such real estate. However, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has ·oduced an 8% simple annual return on the net investment, including capital improvements, calculated over the holding period before ;preciation and inclusive of operating income and sales consideration and (b) the aggregate net operating income from all real estate owned r each of the prior and current fiscal years shall be at least 5% higher in the current fiscal year than in the prior fiscal year.

Additionally, pursuant to the Advisory Agreement, Prime or an affiliate of Prime is to receive an acquisition commission for supervising e acquisition, purchase or long-term lease of real estate equal to the lesser of (i) up to 1% of the cost of acquisition, inclusive of commissions, any, paid to non-affiliated brokers or (ii) the compensation customarily charged in arm's-length transactions by others rendering similar ·operty acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the ;gregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's ›praised value at acquisition.

The Advisory Agreement requires Prime or any affiliate of Prime to pay the Company half of any compensation received from third ırties with respect to the origination, placement or brokerage of any loan made by the Company. However, the compensation retained by ·ime or any affiliate of Prime shall not exceed the lesser of (i) 2% of the amount of the loan commitment or (ii) a loan brokerage and ›mmitment fee which is reasonable and fair under the circumstances.

The Advisory Agreement also provides that Prime or an affiliate of Prime is to receive a mortgage or loan acquisition fee with respect to e purchase of any existing mortgage loan equal to the lesser of (i) 1% of the amount of the loan purchased or (ii) a brokerage or commitment e that is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage an by the Company.

Under the Advisory Agreement, Prime or an affiliate of Prime also is to receive a mortgage brokerage and equity refinancing fee for ›taining loans or refinancing on properties equal to the lesser of (i) 1% of the amount of the loan or the amount refinanced or (ii) a brokerage refinancing fee which is reasonable and fair under the circumstances. However, no such fee shall be paid on loans from Prime or an affiliate Prime without the approval of the Board of Directors. No fee shall be paid on loan extensions.

The Advisory Agreement also provides for all activities in connection with or related to construction for the Company and its bsidiaries, Prime shall receive a fee equal to 6% of the so-called "hard costs" only of any costs of construction on a completed basis, based ›on amounts set forth as approved on any architect certificate issued in connection with such construction, which fee is payable at such time the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid contractors, subcontractors and third parties for materials or labor performed as a part of the construction but does not include items ;nerally regarded as "soft costs" which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals.

Under the Advisory Agreement, Prime is to receive reimbursement of certain expenses incurred by it in the performance of advisory rvices to the Company.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded by Prime if the Operating Expenses of the Company (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value and net income of the Company during the fiscal year.

Additionally, if management were to request that Prime render services other than those required by the Advisory Agreement, Prime or an affiliate of Prime is separately compensated for such additional services on terms to be agreed upon from time to time. As discussed below under Property Management, the Company has hired Triad, an affiliate of Prime, to provide management for the Company's properties and, as discussed below, under "Real Estate Brokerage", the Company has engaged Regis I, a related party, on a non-exclusive basis to provide brokerage services for the Company. Prime may assign the Advisory Agreement only with the prior consent of the Company.

Effective July 1, 2009, the Company and Prime entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Prime which has a deposit liability to the Company and is responsible for investment of all excess funds which earn interest at the *Wall Street Journal* prime rate plus 1% per annum, set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and it is automatically renewed each year unless terminated with the Advisory Agreement.

As of March 25, 2010, the directors and principal officers of Prime are set forth below:

Name	Directors/Officer(s)
Daniel J. Moos	President and Chief Executive Officer
Gene S. Bertcher	Executive Vice President, Chief Financial Officer
Louis J. Corna	Executive Vice President, Secretary, Tax Counsel, General Legal Counsel
Alfred Crozier	Executive Vice President, Residential Construction
Robert A. Jakuszewski	Director, Independent
Peter L. Larsen	Director, Independent
Ted R. Munselle	Director, Independent
Martha C. Stephens	Director, Independent

Property Management

Affiliates of Prime provide property management services. Currently, Triad provides such property management services for a fee of 3% or less of the monthly gross rents collected on commercial properties under its management. Triad subcontracts with other entities for the provision of the property-level management services to the Company at various rates. The general partner of Triad is PIAMI. The limited partner of Triad is HRSHLLC, a related party. Triad subcontracts the property-level management of the Company's storage warehouse to Regis I, a related party, which is a company owned by HRSHLLC. Regis I also received property and construction management fees and leasing commissions in accordance with its property-level management agreement with Triad.

Real Estate Brokerage

Regis I provides real estate brokerage services to the Company (on a non-exclusive basis). Regis I is entitled to receive a real estate commission for property purchases and sales in accordance with a sliding scale of total fees to be paid (i) a maximum fee of 4.5% on the first $2 million of any purchase or sale transaction of which no more than 3.5% would be paid to Regis I or affiliates; (ii) a maximum fee of 3.5% on transaction amounts between $2 million and $5 million, of which no more than 3% would be paid to Regis I or affiliates; (iii) a maximum fee of 2.5% on transaction amounts between $5 million and $10 million, of which no more than 2%

ould be paid to Regis I; and (iv) a maximum fee of 2% on transaction amounts in excess of $10 million, of which no more than 1.5% would : paid to Regis I or affiliates.

[EM 11. *EXECUTIVE COMPENSATION*

The Company has no employees, payroll or benefit plans and pays no compensation to its executive officers (who are also officers of ARI ıd TCI), are employees of Prime or TCI and are compensated by Prime or TCI. Most of such executive officers perform a variety of services r Prime, and the amount of their compensation is determined solely by Prime. Prime does not allocate the cash compensation of its officers nong the various entities for which it serves as advisor or to which it subcontracts.

The only direct remuneration paid by the Company is to those directors who are not officers or directors of Prime or its affiliated ımpanies. Each non-affiliated director is entitled to receive an annual retainer of $15,000 plus reimbursement for expenses. The Chairman of e Board, if not affiliated, receives an additional fee of $1,500 per year. The members of the Audit Committee (all of whom are independent rectors) receive a fee of $250 for each Committee meeting attended. In addition, each independent director is entitled to receive an additional e of $1,000 per day for any special services rendered by him to the Company outside of his or her ordinary duties as a director plus imbursement of expenses. Effective January 4, 2010, the Board of Directors reduced their compensation to $7,500 per annum and no Audit ommittee fees, with the Chairman of the Audit Committee to receive a one time annual fee of $500. The Company also reimburses directors r travel expenses incurred in connection with attending Board, Committee and Stockholder meetings and for other Company-business related. irectors who are also employees of the Company or its advisor receive no additional compensation for service as a director.

During 2009, $37,069.07 was paid to the non-employee directors in total directors' fees for all services, including the annual fee for rvice during the period from January 1, 2009 through December 31, 2009. Those fees received by directors were David E. Allard $4,392.27, obert A. Jakuszewski $7,500, Peter L. Larsen $7,500, Ted R. Munselle $1,698.90 and Martha C. Stephens $15,977.90.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2009, the Company did not have any compensation plans under which equity securities of the Company were authorized for issuance.

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of the Company's Common Stock, both beneficially and of record, both individually and in the aggregate, for those persons or entities known by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock as of the close of business on March 25, 2010.

Name and Address of Beneficial Owner	Amount and Nature* of Beneficial Ownership	Approximate Percentage of class**
Transcontinental Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	1,037,184	24.84%

Security Ownership of Management

The following table sets forth the ownership of the Company's Common Stock, both beneficially and of record, both individually and in the aggregate for the directors and executive officers of the Company as of the close of business on March 25, 2010:

Name and Address of Beneficial Owner	Amount and Nature* of Beneficial Ownership	Approximate Percentage of class**
Gene S. Bertcher	3,556,118(1)	85.32%
Henry A. Butler	3,556,118(1)	85.32%
Alfred Crozier	3,556,118(1)	85.32%
Louis J. Corna	3,556,118(1)	85.32%
Sharon Hunt	3,556,118(1)	85.32%
Robert A. Jakuszewski	3,556,118(1)	85.32%
Peter L. Larson	—	—
Daniel J. Moos	3,556,118(1)	85.32%
Ted R. Munselle	3,556,118(1)	85.32%
Martha C. Stephens	—	—
All directors and executive officers as a group (10 people)	3,556,118(1)(2)	85.32%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentages are based upon 4,168,214 shares of Common Stock outstanding at March 25, 2010.

(1) Includes 3,556,118 shares owned by TCI, or 85.32% of which the directors and executive officers of TCI may be deemed to be the beneficial owners by virtue of their positions as directors and executive officers. Each of the current directors (Messrs. Butler, Munselle, Stokely and Jakuszewski and Ms. Hunt) and executive officers (Messrs. Moos, Bertcher, Corna, Crozier) of TCI disclaim beneficial ownership of such shares.

able of Contents

:EM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

ertain Business Relationships

IOT's contractual advisor is Prime, a Nevada limited liability company, the sole member of which is PIAMI, which is owned 100% by ealty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is vned 100% by a Trust known as the May Trust.

Triad provides property management services to the Company. The general partner of Triad is PIAMI, which is owned 100% by Realty dvisors, LLC. The limited partner is HRSHLLC. Triad subcontracts the property-level management and leasing of the Company's ommercial properties to Regis I, a limited liability company owned by HRSHLLC.

Regis I also provides brokerage services, on a non-exclusive basis, for the Company and receives brokerage commissions in accordance ith a brokerage agreement.

Messrs. Daniel J. Moos and Louis J. Corna, and Alfred Crozier are employed by Prime, the sole member of which is PIAMI, a Nevada rporation. Messrs. Moos, Corna and Crozier are executive officers of the Company, and also serve as executive officers of ARI and TCI, and cordingly owe fiduciary duties to those entities as well as the Company. Messrs. Jakuszewski and Munselle serve as directors of ARI, and CI and owe fiduciary duties to TCI and ARI as well as the Company, under applicable law. Mr. Bertcher is an officer, director and employee NCE and also serves as an officer of ARL and TCI. As such, he owes fiduciary duties to those entities as well as the Company under plicable law.

elated Party Transactions

Historically, the Company has engaged in and may continue to engage in business transactions, including real estate partnerships, with lated parties. Management believes that all of the related party transactions represented the best investments available at the time and were at ast as advantageous to the Company as could have been obtained from unrelated third parties.

The Company is a partner with TCI in Eton Square, L.P., and TCI owns 3,556,118 shares of Common Stock of IOT (approximately .32%).

In 2009, the Company paid SWI $0.5 million and Prime $0.4 million in advisory fees, and $20,000 in mortgage brokerage and equity financing fees. We also paid Prime $0.1 million in net income fees. In addition, from time to time, the Company has made advances to Prime, hich generally have not had specific repayment terms and have been reflected in the Company's financial statements as receivables from or yables to affiliates. At December 31, 2009, the Company was owed $23.0 million from Prime. Such advances bear interest at 1% above the ime rate. During 2009, the Company received interest of $0.14 million from Prime and $0.84 million from SWI.

IOT purchased 10.08 acres of land, located in Dallas County, Texas, from TCI (a related party) for $13.0 million. The purchase price was id with cash of $6.1 million and the conveyance, to the seller, of $6.9 million in notes receivable held by IOT. The cash was obtained from iancing the land acquired in the transaction. The agreement includes a put option whereby IOT has the right to resell the property to the seller r a price of $13.0 million plus a preferred return of 9% per annum accruing from the closing date. Due to the related party nature of the insaction, including the likelihood that IOT will exercise its put option; this transaction has been treated as a financing transaction. IOT ntinues to carry the $6.9 million of notes as a receivable and has recorded the $6.9 million as a receivable from TCI. TCI pays IOT interest in amount equal to what IOT pays for its loan on the property.

Restrictions on Related Party Transactions

Article Fourteen of the Company's Articles of Incorporation provides that the Company shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of the Company, (2) any director, officer or employee of the advisor, (3) the advisor or (4) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by the Company's Board of Directors or the appropriate committee thereof and (b) the Company's Board of Directors or appropriate committee thereof determines that such contract or transaction is fair to the Company and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of the Company entitled to vote thereon. Article Fourteen defines an "Independent Director" as one who is neither an officer nor an employee of the Company, nor a director, officer or employee of the Company's advisor.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The following table sets forth the aggregate fees for professional services rendered to the Company for the years 2009, 2009 and 2008 by the Company's principal accounting firm, Swalm & Associates, P.C. (dollars in thousands):

Types of Fees	2009	2008	2007
Audit fees	$75,835	$72,000	$72,000
Tax fees	3,172	3,990	3,268
	$79,007	$75,990	$75,268

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees . These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees . These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees . These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees . These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

Pre-Approval Policy for Audit and Non-Audit Services

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the rules of the SEC, the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the ıdependent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the ıdependent auditor is two-fold. First, the authority and responsibility for the appointment, compensation and oversight of the auditors should ɜ with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and ɔproved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of ıe independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an ıdependent auditor may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the ıdependent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed y the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has lopted a written pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to hich services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different ɔproaches to approving non-prohibited services, the policy of the Audit Committee covers pre-approval of audit services, audit-related ːrvices, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and ɔmpliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other ıown potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and ɔprove or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-ıdit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other ːrvices would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit ommittee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit ommittee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per ıgagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

   - Report of Independent Certified Public Accountants
   - Consolidated Balance Sheets—December 31, 2009 and 2008
   - Consolidated Statements of Operations—years ended December 31, 2009, 2008 and 2007
   - Consolidated Statements of Stockholders' Equity—years ended December 31, 2009, 2008 and 2007
   - Consolidated Statements of Cash Flows—years ended December 31, 2009, 2008 and 2007
   - Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   - Schedule III—Real Estate and Cumulative Depreciation
   - Schedule IV—Mortgage Loans on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the Financial Statements or the Notes thereto.

(b) The following documents are filed as Exhibits to this Report (certain of which as indicated parenthetically were previously filed as exhibits to Registration Statements filed under the Securities Act of 1933 or to report filed under the Exchange Act and are incorporated by reference to such statements or reports):

All other schedules are omitted because they are not applicable or because the required information is shown in the Financial Statements or the Notes thereto.

Exhibit esignation	Description
3.1	Articles of Incorporation of Income Opportunity Realty Investors, Inc. (incorporated by reference to Appendix C to the Registrant's Registration Statement on Form S-4 dated February 12, 1996)
3.2	Certificate of Amendment to the Articles of Incorporation of Income Opportunity Realty Investors, Inc. as filed with and approved by the Secretary of State of Nevada on January 11, 2006 (incorporated by reference to Exhibit 3.2 of Registrant's Current Report on Form 8-K for event of January 11, 2006)
10.2	Advisory Agreement dated as of July 17, 2009, between Income Opportunity Realty Investors, Inc. and Prime Income Asset Management, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K for event of July 17, 2009)
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
21.1*	Subsidiaries of the Registrant
31.1*	Rule 13a-14(a) Certification by Principal Executive Officer
31.2*	Rule 13a-14(a) Certification by Principal Financial Officer
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Filed herewith.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2010

By: /s/ GENE S. BERTCHER
Gene S. Bertcher,
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MARTHA C. STEPHENS **Martha C. Stephens**	Chairman and Director	March 31, 2010
/s/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 31, 2010
/s/ PETER L. LARSEN **Peter L. Larsen**	Director	March 31, 2010
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 31, 2010
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2010
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Executive Officer (Principal Executive Officer)	March 31, 2010

EXHIBIT 21.1

INCOME OPPORTUNITY REALTY INVESTORS, INC.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries and partnership interests of Income Opportunity Realty Investors, Inc., the percentage of vnership and the state or other jurisdiction of organization or incorporation as of December 31, 2009:

me of Entity	Ownership	Jurisdiction
orporations		
RI Operating, Inc.	100.0%	Nevada
RI Centura, Inc.	100.0%	Nevada
RI Falcon Point, Inc.	100.0%	Nevada
RI Keller Springs Tech, Inc.	100.0%	Nevada
RI Minerals, Inc.	100.0%	Nevada
RI Valley View, Inc.	100.0%	Nevada
idland Odessa Properties, Inc.	19.9%	California
anscontinental Brewery, Inc.	100.0%	Nevada
anscontinental Parkway Corporation	100.0%	Nevada
.C interests (including direct and indirect ownership through subsidiaries)		
RI Meridian Apartments, LLC	100.0%	Texas
RI Sinclair Place, LLC	100.0%	Texas
ırtnerships (including direct and indirect ownership through subsidiaries)		
etra Brighton Court, LP	5.97%	Delaware
etra Cross Pool 1, LP	5.97%	Delaware
etra Cross Pool 2, LP	5.97%	Delaware
etra Delmar Valley, LP	5.97%	Delaware
etra Enclave, LP	5.97%	Delaware
etra Fairway View, LP	5.97%	Delaware
etra Fountain Lake, LP	5.97%	Delaware
etra Harper's Ferry, LP	5.97%	Delaware
etra Quail Oaks, LP	5.97%	Delaware
etra Westwood, LP	5.97%	Delaware
etra Willow Creek, LP	5.97%	Delaware
ıkash Income Associates	40.0%	Georgia
CI Eton Square, LP	10.0%	Texas

CERTIFICATION

I, Daniel J. Moos, certify that:

1. I have reviewed this annual report on Form 10-K of Income Opportunity Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present, in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

/s/ DANIEL J. MOOS

Daniel J. Moos
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

Gene S. Bertcher, certify that:

I have reviewed this annual report on Form 10-K of Income Opportunity Investors, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present, in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

ated: March 31, 2010

/s/ G ENE S. B ERTCHER

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Income Opportunity Realty Investors, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2009 as filed with the Securities Exchange Commission on the date hereof (the "Report"), the undersigned Daniel J. Moos, President and Chief Executive Officer of the Company (Principal Executive Officer) and Gene S. Bertcher, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 31, 2010

/s/ D ANIEL J. M OOS

Daniel J. Moos
President and Chief Executive Officer
(Principal Executive Officer)

March 31, 2010

/s/ G ENE S. B ERTCHER

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)